3/10.


03007573

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Johnson Electric Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2003
THOMSON FINANCIAL

FILE NO. 82- 2416 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/20/03

82-2416


JOHNSON
ELECTRIC

AR/S
3-31-02

Johnson Electric Holdings Limited

Annual Report 2002

JOHNSON ELECTRIC VISION

We are *the* growth company in motors
and related businesses.
Come grow with us.

Being the motor industry's *growth* leader, Johnson Electric creates significant benefits for all of its stakeholders.

Customers will have improved value and assurance of supply globally.

Employees will have the opportunity to learn and *grow* professionally. Hiring of talented new employees will be enhanced because *growth* is a sought after attribute of preferred employers.

Suppliers of materials and services will also directly benefit from Johnson Electric's *growth.* Increased component volumes and new products will improve the efficiency, profits and stability of the best companies in Johnson Electric's supply chain.

In combination, the broad range of *growth* related benefits, ultimately provides superior returns to Johnson Electric's shareholders.

CORPORATE PROFILE

JOHNSON ELECTRIC is a **global leader** in the design and manufacture of micromotors and integrated motor systems. It is a major supplier to the following industry segments: Automotive, Power Tools, Home Appliances, Business Equipment, Personal Products and Audio-visual. Its products are sold under the "Johnson Electric" and "Gate" brand names to more than 20 countries.

Johnson Electric's **goal** is the **creation of shareholder and customer value**. The Group's business strategy focuses on **working with customers** in an efficient and effective manner to supply products that meet or exceed end-users' expectations. Johnson Electric's principal financial objective is to maximize long-term cash flow by investing in markets and product segments that offer **superior growth prospects** and in areas where the Group can leverage its substantial resources and competencies.

Founded in 1959, Johnson Electric is headquartered in Hong Kong with regional offices in Michigan, USA and Asti, Italy. The Group's production facilities are all QS-9000 and ISO-9000 accredited. The two major manufacturing sites are located in China and Thailand with other production plants in Italy and Mexico. Johnson Electric has established research, sales and marketing, and technical support centres in Hong Kong, Germany, Italy, Japan, China and the United States. It employs over 25,000 people worldwide, including contract manufacturing labour.

Listed on the Hong Kong Stock Exchange since 1984, Johnson Electric is a constituent stock of the Hang Seng Index. It is also a constituent stock of Morgan Stanley Capital International Index. It also has a sponsored American Depository Receipt Programme in the United States through the Bank of New York.

CONTENTS

CORPORATE INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)



WANG KOO YIK CHUN
Honorary Chairman

BOARD OF DIRECTORS

WANG KOO YIK CHUN
Honorary Chairman

PATRICK WANG SHUI CHUNG JP
Chairman & Chief Executive

WINNIE WANG WING YEE
Vice-Chairman

RICHARD WANG LI-CHUNG
Executive Director

PETER WANG KIN CHUNG
Non-executive Director

LI FOOK-WO CBE, LLD, DSSc, FCIB, FHKIB, JP*

PETER JOHN WRANGHAM*

PETER STUART ALLENBY EDWARDS*

DAVID WYLIE GAIRNS JP*

IAN LORNE THOMPSON CONN*

COMPANY SECRETARY

SUSAN YIP CHEE LAN

HEAD OFFICE

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong

REGISTERED OFFICE

Cedar House
41 Cedar Avenue
Hamilton HM 12
Bermuda

BANKERS

The Hongkong and Shanghai
Banking Corporation Limited

Standard Chartered Bank

SOLICITORS

Johnson, Stokes & Master

AUDITORS

PricewaterhouseCoopers

* *Independent Non-executive Director*

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2002

	2002 US$ M	2001 US$ M	Percent increase/ (decrease)
Turnover	**774**	790	(2%)
Profit before taxation	**126**	136	(7%)
Profit attributable to shareholders	**111**	145	(24%)
Capital expenditures	**44**	63	(30%)
Shareholders' funds	**556**	502	11%
Earnings per share (cents)	**3.0**	4.0	(24%)
Dividend per share (cents)	**1.32**	1.32	-

TURNOVER

☐ *A compound annual growth rate of 18 percent.*



US$M
800
700
600
500
400
300
200
100
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

PROFIT BEFORE TAXATION/ PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit before taxation

Profit attributable to shareholders

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

☐ *A compound annual growth rate of 15 percent.*



US$M
160
140
120
100
80
60
40
20
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

SALES BY PRODUCT APPLICATION

For the year ended 31st March 2002

	2002 US$'000	%	2001 US$'000	%
Automotive Components	**481,042**	**62**	461,183	58
Home Appliances	**104,790**	**14**	108,518	14
Power Tools	**81,980**	**11**	104,014	13
Business Equipment/Personal Products	**79,704**	**10**	97,298	12
Audio-Visual	**26,144**	**3**	19,177	3
Total	**773,660**	**100**	790,190	100


Automotive Components
Home Appliances
Power Tools
Business Equipment/Personal Products
Audio-Visual
2002
2001

SALES BY GEOGRAPHIC DESTINATION

For the year ended 31st March 2002

	2002 US$'000	%	2001 US$'000	%
Europe	**299,395**	**39**	312,918	40
America	**253,929**	**32**	248,952	31
Hong Kong/China	**161,177**	**21**	155,547	20
Asia Pacific (other than HK/China)	**59,159**	**8**	72,773	9
Total	**773,660**	**100**	790,190	100


Europe
America
Hong Kong/China
Asia Pacific (other than HK/China)
2002
2001

Note: Certain comparative figures of sales by product application have been reclassified to conform with the current year's presentation.

A MESSAGE FROM PATRICK WANG

To Our Shareholders

The financial year ended 31st March 2002 was the most challenging in JOHNSON ELECTRIC'S history as a public company. Unprecedented weakness in the global manufacturing sector coupled with high levels of customer uncertainty across virtually all of our business segments resulted in depressed demand for the Group's micromotors and motor systems.

In these exceptionally difficult market conditions, Johnson Electric's financial performance was solid though well below the levels we are striving for on an on-going basis:

- Total sales were US$774 million; a decrease of 2% compared to the 2001 financial year
- Operating profits before interest, tax and share of losses from joint venture and associated companies were US$133 million; down 4%
- Net earnings were down 24% to US$111 million - largely due to factors outside of the Group's primary operating businesses, including losses from joint venture and associated companies, as well as higher tax charges
- Earnings per share were US3.02 cents
- Net cash inflow from operations increased by 5% to a record of US$165 million
- Johnson Electric's underlying financial position remains exceptionally strong and, taking into account cash reserves of over US$128 million, the Group is debt free

Looking forward, there are encouraging indications of an improvement in trading conditions in the first months of the current financial year 2002/03 which should, if recent sales trends continue, result in a significant improvement in future performance. Excluding acquisitions completed last year, the Group's sales for the months of April and May, 2002 were more than 20% above the comparable two months in 2001.

DIVIDENDS

The Board has recommended a final dividend of 0.94 US cents per share, which together with the interim dividend of 0.38 US cents per share, represents a total dividend of 1.32 US cents (2001 - 1.32 US cents).

OPERATING ENVIRONMENT IN 2001/02

Johnson Electric supplies micromotors to a broad range of end-user applications across the world's major economies. In normal times, weakness in one business segment or geographical area is offset by above average demand in another. 2001, however, was not a typical year as the global economy experienced a painful period of readjustment following the investment boom of the 1990s.

Business investment slowed first in North America then spread rapidly to Europe. The manufacturing sector has been particularly hard hit as demand for capital equipment and components shrank, and already high inventory levels were run down sharply. A measure of how quickly the world economy shifted into reverse is the fact that while the year 2000 saw the highest increase in global trade volumes (up 12%) in more than thirty years, 2001 actually saw international trade fall by 1% - the first such decline in almost two decades.

Each of Johnson Electric's main business segments felt the effects of this broad-based downturn, which was exacerbated by the events of September 11th in the United States. Although consumer spending has generally held up remarkably well over the past few months of economic and political uncertainty, many of Johnson Electric's customers adopted an understandably cautious approach by reducing inventories and deferring orders.

The Automotive Motors Group, which contributes more than 60% of the Group's sales, recorded a 4% increase in total revenue as a result of the contributions from acquisitions completed during the year. Excluding these acquisitions, automotive revenues declined by just over 7%. The primary area of sales weakness was Johnson Electric Automotive Motors ("JEAM") in North America, which experienced lower sales of starter motors to the marine and garden industries. In addition, for most of the financial year, JEAM was engaged in a restructuring programme aimed at enhancing its longer-term competitiveness. This has involved the closure of a U.S. manufacturing facility and the successful transfer of production to Johnson Electric plants in China and Mexico.

The Commercial Motors Group, which supplies micromotors to customers in a number of application segments, saw its sales decline by 11%. Within this division, the two strongest performances came from home appliances where sales fell only slightly from the prior year, due to the continuing growth in sales to floor-care product applications, and from audio-visual products, which achieved healthy double-digit growth consistent with this business unit's relatively early stage of development. Sales from the Division's power tools, business equipment and multimedia, and personal products sectors declined quite sharply, as a result of slower consumer demand coupled with inventory corrections on the part of major customers.


Market Expansion
Account Penetration
Strategic Alliances
Outsourcing Growth
Served Market Growth
Existing Served Market Sales

Business growth over and above the "Existing Served Market Sales" (the base of the pyramid) can be categorized as "Organic" [illegible]

RATE

PROFITABILITY AND MANAGEMENT DISCIPLINE

Profitability naturally suffered in the face of much weaker sales - although the majority of the reduction in the Group's net earnings was due to factors outside of Johnson Electric's core micromotor operations.

Lower gross margins was essentially due to the dilution caused by the consolidation of sales from businesses acquired during the year which had gross margins much lower than our existing business. Gross margins of the existing business, in fact, held up relatively well despite overall lower volumes and increased pricing pressure in certain segments, due to the continuous improvement efforts by management at our operating plants.

The reduction in profitability at the EBIT level in part reflected the continued investment by the Group in building capacity and a business infrastructure to facilitate and support Johnson Electric's long-term growth plans. Our operating leverage is such that improved sales volumes should translate quite rapidly into higher operating margins. In fact, we believe that our scalability will be a major driver of our earnings growth in the foreseeable future.

Another positive recent development in Johnson Electric's operations has been the progress in relocating the production of anti-lock braking system motors from North America to our main production facility in Shajing, China. Our superior cost base in southern China means that we are now in the position of achieving higher sales and profit margins on this product line - yet at a lower total delivered cost to our customers. This type of business improvement initiative, which requires considerable management discipline to execute effectively, is central to our strategy of delivering long-term value to our stakeholders.

During the year, we have implemented the first phase of our ERP project. This phase is a step towards building a disciplined and accurate information infrastructure. Successful implementation of this phase of the ERP project allows us to leverage our scale and achieve scalability.

Less satisfactory has been the performance of our joint venture and associated companies, which incurred higher losses than in the prior year. The Nidec Johnson Electric joint venture has taken longer than expected to achieve break-even in a difficult market environment in Japan. Similarly, the Brushless Technology Motors associated company in Italy, which is an investment in building expertise in a specific area of motors technology, has necessitated a restructuring in its business and revised pricing agreements with customers in order to put the company on a more stable footing. We are now confident of a marked improvement in the financial performance of these businesses in the current financial year.

Lastly, net earnings were significantly affected by the year-on-year change in the Group's tax position. In the prior year, Johnson Electric benefited from a net taxation credit of US$9 million. For 2001/02, however, the Group returned to a more typical level of taxation charge on profits of over US$15 million - effectively a change of approximately US$24 million compared to the previous year.

DRIVING FOR GROWTH - MICROMOTORS, CHINA AND THE GLOBAL SUPPLY CHAIN

Improving and maintaining superior levels of profitability will continue to be a top priority for management. Yet the most important long-term driver of shareholder wealth creation for a business operating in Johnson Electric's competitive arena is growth.

Despite strong positions in a number of individual product segments, the Group's overall share of the total micromotor market - including both in-house production by OEMs and a host of applications where Johnson Electric is currently not present - is less than 10 per cent. It is this potential for continuing to gain share in a growing global market for precision motors that excites us and is the focus of our development strategy.

Furthermore, two long-standing themes that underpin Johnson Electric's growth show no sign of abating. First, OEMs are increasingly impelled to seek ways to outsource non-core parts of their value chain to lower cost specialist producers. Second, China has emerged as the low cost location for manufacturing components and in the years ahead will become a pivotal part of the global supply chains of many of the world's leading multinational corporations.

Johnson Electric is uniquely positioned to benefit from the convergence of these forces. Our business hinges on working closely with global customers to deliver high quality, competitively priced small motor solutions. The core platform for delivering these solutions is a highly developed production base in China, which combines scale advantages in production and procurement with a well-trained and dedicated local workforce of approximately 20,000.

CURRENT PERFORMANCE AND OUTLOOK

Today, as many economists continue to search for concrete evidence that a sustained economic recovery is underway in the U.S. and elsewhere, it would be imprudent to offer more than the facts that we have to hand on present trading conditions. In this respect, the signs so far appear quite encouraging. As I noted earlier, excluding acquisitions completed last year, Johnson Electric's sales for the first two months of the 2002/03 financial year were more than 20% above the comparable two months in 2001 and we are seeing particularly positive signals in terms of customer orders for our newer product lines. However, with ten months of the current financial year still to go, we would caution against trying to extrapolate a full year's sales forecast from these early indications of a pick-up in customer demand.

Overall, we continue to view our business as possessing a strong competitive position in the market place and would expect a recovery in the global economy to result in a significant improvement in Johnson Electric's own economics.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers and employees for their continued support.

On behalf of the Board

PATRICK WANG SHUI CHUNG

Chairman & Chief Executive

Hong Kong, 11th June 2002

BUSINESS REVIEW

JOHNSON ELECTRIC'S BUSINESS DESCRIPTION

JOHNSON ELECTRIC is one of the world's largest manufacturers of motors and integrated motor systems. Founded in Hong Kong in 1959, the Corporation today has a presence in 14 countries worldwide and its production capacity exceeds two million motors per day.

The core of our business is "Johnson City", a large scale manufacturing operation located in Shajing, Guangdong Province, China, which constitutes our primary production platform serving our global customers. Motors produced at this facility cover all product applications: automotive, power tools, home appliances, personal products, business equipment, and audio-visual products.

From 2001/02, as part of its on-going organisational development, Johnson Electric established two principal operating divisions for the Corporation's range of businesses: the Automotive Motors Group, and the Commercial Motors Group.

Over the past few years, Johnson Electric has also made selective acquisitions designed to complement the Corporation's skills and business focus. Upon acquisition, these new businesses have been integrated into the Corporation's operations and organization structure.

The acquisition of the former Electric Motor Systems businesses ("EMS") of United Technologies Corporation, was completed on 25th June 1999. Immediately upon acquisition, EMS was re-named Johnson Electric Automotive, Inc. ("JEAI"). JEAI is comprised of two motor systems businesses: Gate S.p.A. ("Gate") in Europe, and Johnson Electric Automotive Motors ("JEAM") in North America. From the year 2001/02, Gate, a pre-eminent producer of automotive radiator cooling fan modules in Europe, was reorganized into two business units, namely Johnson Electric Air Flow ("JEAF") and Johnson Electric Geared Automotive ("JEGA"). Each business unit has global responsibilities for a particular market or application segment, and will be accelerating their growth beyond Europe.

On 11th May 2000, Johnson Electric and Nidec Corporation, a public company listed on the Tokyo, Osaka and Kyoto stock exchanges in Japan, agreed to establish a joint venture, named "Nidec Johnson Electric", to focus on the motor needs of the fast growing audio-visual and computer peripheral industries. Nidec Johnson Electric, formed by the integration of existing staff and assets from both companies, commenced operations on 1st July 2000.

In July 2001, Johnson Electric acquired certain manufacturing assets of the electric motor components business of Textron Automotive Company's Kautex Textron division for a purchase consideration of US$12.5 million. Based in Manchester, New Hampshire, U.S.A., the business manufactured fuel pump armatures and cruise control stators for automotive tier-one suppliers and has annual sales of approximately US$16 million. Under a related transition services agreement, Kautex Textron employees at the Manchester facility assisted Johnson Electric for several months in the manufacture of stators and armatures while Johnson Electric implemented the transfer of production to its plants in Mexico and China. The transfer was completed in January 2002.

In August 2001, Johnson Electric further acquired certain manufacturing assets of the automotive electric seat motor business of ArvinMeritor's Light Vehicle Systems division, for a purchase consideration of US$11.7 million. ArvinMeritor manufactured seat motors at plants in Esson, France; Queretaro, Mexico; and Gordonsville, Tennesse, in the U.S.A., with annual sales of approximately US$50 million. Under a related subcontracting, supply and transition agreement, ArvinMeritor acts as a manufacturing subcontractor to Johnson Electric to ensure continuity of motor supply to customers, while Johnson Electric arranges to consolidate such seat motor production at our manufacturing complex in Shajing, China. The transfer of production to China is expected to be completed in mid-2002.

In November 2001, the Corporation acquired the remaining 49 percent shares of Manufactura de Motores Argentinos S.r.l. ("MMA") and of Gate do Brasil Ltda. ("Gate do Brasil"), for a total consideration of US$5.8 million. MMA manufactures cooling fan modules in Argentina for local automotive markets, and Gate do Brasil is an assembly plant for cooling fan modules in Brazil to support local automotive manufacturers.

SALES OVERVIEW

In the year under review, trading conditions were particularly difficult as the world's three leading economies slowed simultaneously for the first time since 1974, and the events of September 11th in the United States created a degree of political and economic uncertainty unprecedented in recent times.

Total Corporate sales decreased only marginally by 2% to US$774 million, due to the inclusion of sales of US$54 million contributed by the acquisitions completed during the year. Excluding these acquisitions, total sales decreased nearly 9%. For the first time, the Corporation experienced declines in sales across virtually all of its product application segments and across all its geographic regions.

Excluding acquisitions, sales to North America and Europe decreased 13% and 9% respectively. Sales to Asia (including Hong Kong/China and Asia Pacific) were reduced only modestly by 3%.

AUTOMOTIVE MOTORS GROUP

The Automotive Motors Group supplies motors for the following vehicle applications.

AUTOMOTIVE MOTORS HONG KONG

Door locks
Fuel pumps
Water pumps
Climate control actuators
Head lamp adjusters
Electronic throttle controls
Mirror adjusters
Head lamp washers
Air pumps
Seat adjusters
Sensor fans

JEAF

Cooling fan modules

JEGA

Window lifts
Windshield wipers
Pump systems
HVAC fans

JEAM

Anti-lock braking systems (ABS)
Starters
Wipers
Transfer cases



Window lift



Climate control actuator



Seat adjuster


Motor for blower


Power washer pump





Microwave oven fan

The principal goal of the Automotive Motors Group is to leverage Johnson Electric's core competencies and low cost position in the global automotive supply chain to build a sustainable competitive advantage in the supply of permament magnet DC motors and selected motor systems applications.

Overall sales to the automotive components sector increased 4% to a record of US$481 million, accounting for over 62% of Johnson Electric's total Corporate revenues.

Sales of Automotive Motors Hong Kong, representing the core automotive motor business based in Hong Kong/China, increased 32% to US$188 million, as a result of the inclusion of the sales of US$52 million contributed by the acquisitions from Textron and ArvinMeritor. Such sales have since become the responsibility of Automotive Motors Hong Kong immediately upon completion of the acquisitions, because their production will mostly be transferred to and consolidated at our manufacturing complex in Shajing, China. Excluding the acquisitions, sales of Automotive Motors Hong Kong decreased nearly 5%, with unit volume down only modestly by 3%. Slower demand for relatively mature products was partly offset by continuing growth due to increasing customer outsourcing in such product applications as fuel pumps, electronic throttle control and mirror adjusters.

Sales of JEAF and JEGA (formerly, Gate) based in Europe decreased slightly to US$187 million, reflecting the impact of currency translation, as sales in Euro terms were flat. Unit volume, however, increased 12%.

Sales of JEAM in North America declined 18% to US$104 million, with unit volume down nearly 7%, reflecting in part the economic recession in the U.S. With the exception of anti-lock braking systems ("ABS"), double-digit sales declines were experienced in each of the major applications, namely starters, wipers and transfer cases. The starter motor business, accounting for 44% of JEAM's sales one year ago, saw demand in its key markets - marine, and lawn and garden sectors - contract by approximately 20%.

JEAM's operations, as previously reported, were also affected by a major restructuring programme which involved the closure of its manufacturing plant in Columbus, Mississippi, in the U.S.A., and the transfer of its production responsibilities to plants in China and Mexico. The transfer, which was completed in the third quarter of the year, has since resulted in a significant improvement in profitability of the major product transferred, namely the motor for the ABS application.

Looking ahead, we have observed encouraging trends that are expected to increase JEAM's sales for the new financial year 2002/03. Consumer interest in motorized automotive options remains high, which is expected to boost such product applications as the ABS and transfer cases for 4-wheel drive vehicles. The restructuring initiatives undertaken during the year have also enabled JEAM to improve its value proposition to its customers. Significantly improved contributions to the Corporation in both sales and profitability, are expected from JEAM in the coming years.

The acquisitions made during the last three years, from United Technologies in 1999, and from Textron and ArvinMeritor in 2001, have clearly strengthened Johnson Electric's competitive position in the automotive components sector where our business has excellent potential for market share growth.

COMMERCIAL MOTORS GROUP

POWER TOOLS

Drills	*Screw drivers*	*Angle grinders*
Hand vacuums	*Rotary sanders*	*Heat guns*
Saws systems	*Bilge pumps*	*Outdoor sprayers*
Gardening tools	*Auto polishers*	*Machine actuators*

Sales declined 21% to US$82 million, with unit volume down nearly 10%. Sales were considerably reduced by an unprecedented combination of several factors: lower consumer demand in the more depressed and uncertain economic environment; customer inventory reduction actions; and pricing pressures coupled with the unfavorable shift in the sales mix with lower sales in new products and larger-sized motors. Most major product applications such as drills, saws, and gardening tools, reported double-digit declines.

Nevertheless, towards the end of this very challenging year, we started to see more favorable trends which included some signs of a recovery in the customer demand for the coming year, as well as certain new potential outsourcing opportunities. Johnson Electric's superior cost position is expected to remain an attraction for any producer considering the outsourcing of its motor production in the power tools sector.

HOME APPLIANCES

Floor care products	*Can openers*	*Electric knives*
Mixers	*Juice extractors*	*Slicers*
Fans	*Vacuum sealers*	*Coffee makers*
Blenders	*Grinders*	*Dish washer actuators*

Sales decreased 3% to US$105 million, with a decrease of nearly 12% in unit volumes. Most of the sales weakness was experienced in small kitchen appliances and fans. Sales to floor care product applications, on the other hand, continued to demonstrate strong growth - up by 29% year on year.

With the revenue base that we have established for the floor care products now accounting for over 40% of the total home appliances business, we expect products in this area to become one of our fastest-growing markets in coming years and underpin the overall performance of this business unit.

BUSINESS EQUIPMENT AND PERSONAL PRODUCTS

Business Equipment

Printer products
Gear box products
Copiers
Joysticks
Shredders
Paper cutters
Projectors
Satellite actuators
Cameras
Bill validators

Sales to the business equipment sector decreased 18% to US$45 million, with unit volume down nearly 10%, reflecting significantly weaker consumer markets and inventory corrections following the 25% growth rate experienced in the prior year. Sales to printer products, which account for 66% of the business equipment segment sales, decreased by more than 16%.

Personal Products

Hair dryers
Massagers
Hair trimmers/Air curlers
Toys
Tooth brushes
Shavers
Dental jets
Blood pressure pumps
Aquarium products

Sales to the personal products sector decreased 18% to US$35 million, with unit volume down over 15%. In major applications such as hair dryers and massagers, we experienced a reversal of the prior year's strong growth rates. The best performance came from motors for toys, which achieved sales growth of over 24%.

AUDIO-VISUAL

CD-ROM applications
DVD product applications
Game controllers

Overall sales increased over 36% to US$26 million, with unit volume growth of nearly 48%.

This business sector is still in a relatively early stage of development following the commencement of a joint venture with Nidec Corporation of Japan in July 2000. As expected for a new business which is only one and half years old, with its associated start-up costs, the audio-visual business unit is required to grow beyond its current scale in order to achieve its planned profitability levels. As it begins to achieve critical mass, we are optimistic that audio-visual products will generate above average sales growth and attractive returns for shareholders.

ENTERPRISE RESOURCE PLANNING ("ERP")

In October 2000, Johnson Electric announced its decision to work with Oracle Greater China, Oracle Corporation in changing its system to ERP.

The live run of the ERP Financial System took place in December 2001. This phase of the ERP was the first step towards building a disciplined and accurate information infrastructure.

The ERP Internet Procurement (known within Johnson Electric as JMART) internally, and



Motor for hair dryer



Gear-box component



Motor for printer

BUSINESS EQUIPMENT/ PERSONAL PRODUCTS



CD-ROM



Sled

Project Accounting System went live in April 2002. The system streamlined procurement processes within the Corporation, and allowed it to decentralize transaction processing to the employees' desktops. This also enables a competitive and efficient contracting process, with shorter overall procurement and delivery cycle times.

The ERP Supply Chain Management System just went live recently in June 2002. This comprises a suite of modules including Flow and Discrete Manufacturing, Procurement, Planning, Engineering and Costing, which provide such capabilities as "Just-in-time" production and delivery; multi-site optimization of demand and supply; improved vendor management and capacity planning; and so forth. The new system will fundamentally change the way Johnson Electric works, and enables it to achieve scalability as it grows its market shares.

INVESTING IN PEOPLE

MOTORS ARE OUR PRODUCTS
DIVERSITY OF PEOPLE IS OUR STRENGTH

It has been a productive year on the people front. We have continued to strengthen our knowledge workforce by selective recruitment in North America, Europe and Asia, including the People's Republic of China. We reaffirm our commitment to people development as we believe continuous learning provides the only assurance to our ability to compete and adapt to change in the global marketplace.

We narrowly escaped a prolonged recession in the last financial year while our employee populations declined as a result of a company-wide hiring freeze. Strong demand for our products brought a swift recovery early in 2002 and that necessitated a rapid reversal of hiring policy in all business units. Following a dip to below 23,000 late last financial year, we expect to see employee growth to over 25,000 this year.

DIVERSITY OF PEOPLE

We have to leverage diversity to our advantage because we are a global player. The strength of our diversity lies not only in cultures, but also the diverse skills and experience that we have been able to mobilize to achieve our market leadership. In the upcoming year, we are going to increase our knowledge exchange across continents and step up international assignments as a medium for high potential development.

LEARNING ORGANIZATION

Johnson University (JU) established in 1998 now has seven colleges providing a wide range of vocational and technical training programmes. The JU Master of Science (M.Sc.) in engineering degree programme is yielding its first batch of graduates this year. Kicking off this September will be a "Crotonville" style virtual learning organization for our international high potential development. In those sessions, we are going to engage our emerging managers in a learning environment with real life business cases. Apart from the learning, they will also be afforded the opportunity to no-holds barred sessions with the Chairman and Chief Executive.

In addition to the above, we continue to explore and utilize various media for training, management, leadership and executive development.

COMPETENCY DEVELOPMENT

Johnson Electric has developed a set of leadership competencies which will form the basis for our performance management, career development and selection. In an era where people have access to essentially the same sources for acquiring academic education and hard skills, emotional intelligence remains the principal differentiating factor for job success.

We will be implementing in this financial year a new global performance management system that focuses on employee development, in addition to meeting objectives or key result areas. This system, which will supersede all current performance management systems in Johnson Electric, will be integrated with our succession planning process, our internal selection process and high potential development.

INTERNAL EMPLOYEE COMMUNICATION AND CASCADING

Employees in top performing companies are more aware of their companies vision and business strategies than the employees of poorer performing companies. This is a fact that has been proven by numerous studies. From Johnson Electric's perspective, therefore, the more we can help our employees understand how the company's priorities and initiatives align with corporate vision and strategies, the better chance we will have of realizing JE's vision and strategic business objectives.

We have developed and implemented a process for internal communication and cascading of key information, which are of interest to our employees. The semi-annual communication performance survey will ensure that we stay focused on and committed to making communication the top priority in Johnson Electric.

PAY FOR PERFORMANCE

We continue to work on refining our pay for performance system. Corporate and business unit financial goals form the threshold and base level reward criteria along with individual non-financial objectives to help focus on initiatives. At Johnson Electric, we are committed to double-digit annual compound revenue and earnings growth and our compensation system has been designed to support that commitment.

Incentive compensation plans at both the sales and factory floor levels are working to expectation.

RESPONSIBLE CORPORATE CITIZEN

We recognize the need to formally state and cascade our social responsibility statement this year. This includes our policy on a variety of issues such as human rights, non-discrimination and environmental care.

We continue to make progress on our environmental, health and safety (EH&S) initiatives including reduction of accident frequency and severity, reduction of Johnson Electric's impact on the global environment and registration under the ISO 14000 environmental standard.

COME GROW WITH US

We are the growth company in our industry. We continue to cultivate our network to scout talents in all leading marketplaces. In so doing, we are increasing our diversity and our calibre of people. So irrespective of whether you are American, Canadian, German, Italian, Indian, or Chinese or of any other national origin, if you are well educated and smart, and you have the desire to succeed and the ambition to grow with the best, Johnson Electric wants You!

QUALITY AND RELIABILITY

Johnson Electric continued with another year of outstanding results in 2001/02 for Quality and Reliability. The key Quality and Reliability initiatives begun two years ago achieved milestone performance, catapulting Johnson Electric to a new level of Quality excellence. The complementary efforts of TCM (Total Control Methodology) and Gemba Kaizen activities resulted in even more dramatic improvements in process control effectiveness, driving In-process and outgoing defect rates to record lows in most business units. In the coming year, TCM will be extended to all component manufacturing operations. The TCM Phase 2 plan carried over from last year focuses on process optimization, and will also commence in motor assembly operations. This effort is expected to drive the Quality performance of those operations down to world-class levels.

The second major Quality initiative is our Cost of Quality programme. Johnson Electric has been using a comprehensive Quality Cost tracking system to capture internal, external, appraisal and prevention costs for all operations company-wide, with detailed reports available for each business unit. These reports enable our business units to identify and focus on where unnecessary costs occur due to scrap and defective products, as well processes not fully optimized. Those areas are then analyzed and resolved utilizing cross-functional teams and root cause analysis. As a result, Johnson Electric's Quality Costs were reduced by approximately US$1.2 million during the past year. This represents an 20% improvement in the overall Cost of Quality, with a similar degree of improvement expected in the coming year.

The Six Sigma Breakthrough process was a third initiative, initially introduced in the Commercial Motors Group last year. Six Sigma was pioneered by companies like Motorola and Allied Signal, and then later embraced company-wide by General Electric and numerous others. For Johnson Electric, this programme has been part of the Johnson Electric Continuous Improvement Process, or JCIP, as described in our previous year's Annual Report. To support this programme, our cadre of statistical Black Belts has been training people in manufacturing operations in the use of statistical analysis methods and the Six Sigma Breakthrough process. We expect to see more dramatic results in the coming year as the JCIP programme rolls-out to the remainder of the business units.

The last major Quality initiative is the ongoing global integration of our Quality Systems, which will be completed by December 2002. This initiative not only supports the Corporate direction to "Simplify, Standardize and Globalize (SS&G)" but also addresses our Customers' desire for uniform Quality practices throughout Johnson Electric. With this programme, the Quality Systems of Johnson Electric's facilities world-wide will be upgraded and certified to ISO 9000:2000, as well as to the TS-16949 standard for our automotive business. This upgrading will facilitate a comprehensive re-assessment and updating of all our Quality processes and procedures to ensure their effectiveness, and guarantee Johnson Electric's continued commitment to high Quality products and customer delight.

FINANCIAL REVIEW

OVERVIEW


Market Capitalisation
US$ M
7000
6000
5000
4000
3000
2000
1000
0
98 99 00 01 02

The Group reported profit attributable to shareholders of US$110.8 million, or 3.0 US cents per share for the year ended 31st March 2002, compared to US$145.3 million or 4.0 US cents respectively in 2000/01.

In July 2001, the Group acquired certain manufacturing assets of the electric motor components business of Textron Automotive Company's Kautex Textron division in the U.S. for a consideration of US$12.5 million. After a short sub-contracting with Textron Automotive Co. for about 6 months, the transfer of its manufacturing to the Group's plants in Mexico and China was completed in the year under review.

In August 2001, the Group acquired certain selected manufacturing assets of the automotive electric seat motor business of ArvinMeritor's Light Vehicle Systems division for a consideration of US$11.7 million. ArvinMeritor manufactured seat motors in France, Mexico and the U.S. The consolidation of such seat motor production at our plant in China is expected to be completed in mid-2002.

The businesses acquired from Textron and ArvinMeritor during the year have since become the responsibility of Automotive Motors Hong Kong, as their production will mostly be transferred to and consolidated at the Group's manufacturing complex at Shajing in China.

In November 2001, the Group acquired the remaining 49 percent shares of Manufactura de Motores Argentinos S.r.l. ("MMA") and of Gate do Brasil Ltda. ("Gate do Brasil") for a total consideration of US$5.8 million. MMA manufactures cooling fan modules in Argentina for local automotive markets and Gate do Brasil is an assembly plant for cooling fan modules in Brazil to support local automotive manufacturers.

In November 2001, the Group completed the restructuring of Johnson Electric Automotive Motors ("JEAM") in the U.S. in accordance with the plans as announced in our previous annual report, which involved the closure of its plant at Columbus, Mississippi, U.S.A., and the transfer of its production to the Group's manufacturing complex in China.

TOTAL SHAREHOLDER RETURN (TSR)


Total Shareholder Return
Indexed to 31st March 1998=100
350
300
250
200
150
100
50
0
98 99 00 01 02
Johnson Electric
DJWECI

For the financial year ended 31st March 2002, the Group achieved a total shareholder return of -12%, compared to -17% for Dow Jones World Electric Component and Equipment Index (DJWECI), which is representative benchmark index of global industry peers. For the prior years 2001, 2000 and 1999, the Group's annual TSR was -6%, 146% and 34% respectively, compared to -44%, 74% and 0% achieved by the DJWECI in US dollar terms.

Over the past five years, the compound annual average TSR of Johnson Electric was 41%, compared to -3% achieved by the DJWECI.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The Group's financial risk management is the responsibility of its treasury function at the corporate centre based in Hong Kong, which is controlled by polices approved by the top management.

FOREIGN CURRENCY

The Group operates globally and is thus exposed to foreign exchange risk.

In relation to the core micromotor business based in Hong Kong, the major revenue generating currencies continue to be the US dollar, Euro, and Japanese Yen, whereas the major currencies in purchase commitment currencies are the US dollar, Hong Kong dollar and Japanese Yen. Aside from the US dollar and Hong Kong dollar which is pegged to the US dollar, material open foreign exchange exposures are hedged with currency contracts, including forward and option contracts, with a view to reducing the net exposure to currency fluctuations. Such contracts have a duration of less than a year. For the year to 31st March 2002, of the core micromotor sales, 82.0% of the revenue currency was in US dollar; 9.7% in Euro for certain sales to Europe; and 6.7% in Japanese Yen for certain sales to Japan.

In relation to Johnson Electric Automotive, Inc. ("JEAI"), its major division namely Gate S.p.A. ("Gate"), with sales of over US$187.0 million, representing 63.8% of JEAI's sales, is a Europe-based business with both revenue and costs essentially in Euro. Hence the exposure to US dollar is limited to the net position. In the case of JEAM based in North America, the revenue and costs are in US dollar.

SURPLUS CASH AND DEBT

The Group follows a policy of prudence in managing its cash balance, and maintains such a high level of liquidity that the Group is always well placed to take advantage of any growth opportunities for the business. The surplus cash is held in US dollar, except certain temporary balances which may be held in such non-US currencies as required from time to time pending specific payments.

As at 31st March 2002, the surplus cash (comprising cash and other investments) increased to US$128.3 million, up 45.0% from US$88.5 million at the prior year-end. The Group is essentially debt-free, except certain loans amounting to US$11.5 million, compared to US$11.6 million one year ago.

Of the surplus cash, 73% was in US dollar; and the average duration of the Group's interest-bearing securities and time deposits was reduced to 0.6 month, compared to about one month previously. Hence, the price sensitivity to interest rate movements and the foreign exchange risk of such investments continued to be immaterial.

CAPITAL STRUCTURE

It is the Group's policy to maintain an appropriate mix of equity and debt to ensure an efficient capital structure. At this stage, however, with continuing strong cashflow, there are no immediate requirements for debt finance. As noted above, the Group had no net debt as at the end of this financial year under review.

Total debt remained at a low level of US$11.5 million, compared to US$11.6 million at the prior year-end, comprising short-term bank loans and overdrafts of US$4.3 million, and long-term loans of US$7.2 million. Details of long-term loans remaining outstanding are included in Note 23 to the accounts. Borrowings at fixed interest rates amounted to approximately US$2.2 million.


Dividends
US$M
50
45
40
35
30
25
20
15
10
5
0
98 99 00 01 02

The Group's borrowings were primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans in Italian Lira obtained by Gate, totalling approximately US$2.2 million, the Group has no significant exposure to foreign exchange fluctuations in relation to borrowings.

DIVIDEND POLICY

It is the Group's intention that the dividend paid should, over the long term, provide shareholders with relatively consistent dividend income.

In view of the Group's growth potential, it is also intended to accumulate substantial cash reserves to take advantage of any expansion or acquisition opportunities that may arise from time to time.

At its June 2002 meeting, the Board of Directors recommended a final dividend of 7.3 HK cents (equivalent to 0.94 US cents) per share, which together with the interim dividend of 3.0 HK cents (equivalent to 0.38 US cents) per share, represented a total dividend of 10.3 HK cents (equivalent to 1.32 US cents) per share, same as the prior year.

In 2001/02, the dividend payout ratio (including the proposed dividend for the year), was approximately 44% of the profit attributable to shareholders, compared to 33% in 2000/01.

RESULTS OF OPERATIONS

ANALYSIS OF CONSOLIDATED PROFIT AND LOSS STATEMENT

	Existing business US$M	Acquired business US$M	2002 Total US$M	2001 Total US$M	Increase/(Decrease) US$M	%
Turnover	720.0	53.6	773.6	790.2	(16.6)	(2.1)
Cost of sales	(483.8)	(46.3)	(530.1)	(530.1)	(0.0)	0.0
Gross margin	236.2	7.3	243.5	260.1	(16.6)	(6.4)
SG&A	(116.8)	(3.1)	(119.9)	(106.7)	13.2	12.4
Restructuring provisions	0.0	0.0	0.0	(26.7)	(26.7)	(100.0)
Other revenues	9.4	0.0	9.4	12.2	(2.8)	(23.0)
EBIT	128.8	4.2	133.0	138.9	(5.9)	(4.2)
Interest	(0.4)	0.0	(0.4)	(0.5)	(0.1)	(20.0)
Share of profits less losses of JV/Associates	(6.0)	(0.7)	(6.7)	(2.3)	4.4	191.3
Profit before taxation	122.4	3.5	125.9	136.1	(10.2)	(7.5)
Taxation	(14.0)	(1.1)	(15.1)	9.2	(24.3)	(264.1)
Outside interests	0.0	0.0	0.0	0.0	0.0	0.0
Profit after taxation	108.4	2.4	110.8	145.3	(34.5)	(23.8)
Depreciation & amortisation	33.0	1.1	34.1	35.7	(1.6)	(4.5)

TURNOVER

	2002		2001		Increase/(Decrease)	
	US$M	%	US$M	%	US$M	%
AUTOMOTIVE MOTORS GROUP						
Automotive Motors Hong Kong	188	24	143	18	45	32
JEAI	293	38	318	40	(25)	(8)
Sub-total	481	62	461	58	20	4
COMMERCIAL MOTORS GROUP						
Home appliances	105	14	109	14	(4)	(3)
Power tools	82	11	104	13	(22)	(21)
Business equipment/ Personal products	80	10	97	12	(17)	(18)
Audio-visual	26	3	19	3	7	36
Sub-total	293	38	329	42	(36)	(11)
Total turnover	774	100	790	100	(16)	(2)

Note : Certain comparative figures have been reclassified to conform with the current year's presentation.

Total turnover was US$774 million, a decrease of 2% compared to the prior year's US$790 million. Unit volume was flat. Excluding the sales of US$54 million from acquisitions during the year, total turnover was US$720 million, down 9%, due to the sharp and sudden economic downturn in our major markets coupled with customer inventory corrections.

On a divisional basis, sales of the Automotive Motors Group increased 4% to a record level of US$481 million, with the acquisitions during the year.

Sales of Automotive Motors Hong Kong, representing the core automotive micromotor business based in Hong Kong, increased 32% to US$188 million, due to the contributions by the acquisitions from Textron and ArvinMeritor.


Turnover
US$M
800
700
600
500
400
300
200
100
0
98 99 00 01 02

Excluding these acquisitions, sales decreased 5% to US$136 million, with unit volume down 3%, reflecting the general slowing of the automotive industry. Geographically, European sales suffered a larger decline, down nearly 12% in value, and 7% in unit volumes, whereas sales in North America decreased 1% in value and 4% in unit volumes. Sales to Asia Pacific, however, increased 15%, with unit volume growth of 22%, as our efforts to penetrate into the Japanese and Korean automotive markets started to produce results.

Sales of Gate based in Europe decreased 2% to US$187 million. In Euro terms, sales were flat.

Sales of JEAM based in North America were US$104 million, down 18%, with unit volume down 7%, due to double-digit declines in such major products as starter motors, and motors for wipers and transfer cases. The motor for anti-lock braking systems, currently accounting for 30% of JEAM's total sales, was an exception, as sales to this application, fell only slightly by 2% with unit volume growth of 3%, notwithstanding the interruptions caused by the relocation of its production into China for most of the year. With its new competitive cost base in China and the increasing acceptance of this emergency braking feature in North America, this is expected to be a major growth product application for JEAM in the coming years.

Overall sales of the Commercial Motors Group decreased 11% to US$293 million, due mainly to the general slowing in consumer spending.

Sales to home appliances sector decreased only modestly by 3% to US$105 million, with unit volume down 12%. Sales to the floor-care product applications continued to grow at a rate nearly 29%, although the increase was more than offset by double-digit declines in sales to such small appliances as mixers, electric fans, and can openers. Geographically, sales to the major markets held up relatively well: sales to North America increased over 4%; and sales to Hong Kong/China were nearly about prior year's levels.

Sales to the power tools industry decreased 21% to US$82 million, with unit volume down 10%, due to downturns in all major markets, coupled with sharp inventory corrections on the part of customers. Sales to our major markets namely Hong Kong/China and North America, were down 10% and 24% respectively. Sales to Europe and Asia Pacific, together accounting for only 20% of this segment sales, reported still larger double-digit declines, but the increasing trend of customer outsourcing in the U.S. and Hong Kong/China regions, is expected to be the major growth driver for our sales within the next few years.

Sales to business equipment and personal products sectors combined, decreased 18% to US$80 million, with unit volume down 13%, following a strong growth of over 25% in the prior year.

Sales to the business equipment sector decreased 18% to US$45 million, with unit volume down less than 10%, due mostly to a double-digit decrease in customer demand for the printer applications. Geographically, sales to Asia Pacific, accounting for nearly half of the segment sales, were supported at about prior year's level by the increasing trend of customer outsourcing. Most declines were seen in our smaller markets namely Europe and North America, together accounting for only 26% of the segment sales.

Sales to personal products sector decreased 18% to US$35 million, with unit volume decline of 16%, due mainly to a decrease of nearly 20% in the sales to hair dryers which continued to account for over 60% of this segment sales. Sales to our major markets namely Hong Kong/China and Asia Pacific, decreased about 26%, whereas sales to North America increased 10% due to more sales for the toys.


EBIT/Sales
(As a percentage of sales)
%
35
30
25
20
15
10
5
0
98 99 00 01 02

Sales to the audio-visual industry increased 36% to US$26 million, with unit volume growth of 48%. We started to supply motors for DVD applications, in addition to such applications as CD-ROM and games controllers. This was part of the international joint venture with Nidec Corporation of Japan, which commenced from July 2000. Sales were not expected to be material in relation to the Group's business until after the year under review, due to the weak customer demand in its target Asia Pacific market.

EARNINGS BEFORE INTEREST AND TAX ("EBIT")

EBIT was US$133.0 million, a decrease of US$5.9 million or 4.2%. Excluding the previous year's provision for JEAI's costs of restructuring which was of a non-recurring nature, the decrease was US$32.6 million, or 19.7%, due to a decrease of US$16.6 million in gross profit; a decrease of US$2.8 million in other revenues; and an increase of US$13.2 million in selling and administrative expenses.

Excluding acquisitions completed during the year, the gross margins held up relatively well, quite close to the previous year's level of nearly 32.9%, despite lower sales and pricing pressures in certain segments. Hence, the Group's decrease in gross margins was attributable to the consolidation of sales from acquired businesses with gross margins of only about 13.6% in the year of acquisition. Significant margin expansion is anticipated for the coming year as most of the production for the new businesses will be transferred to the Group's facilities in China.

The Group started to see more significant contributions to gross margins from the anti-lock braking system ("ABS") motors which production was taken over by the Group's manufacturing facilities in China upon the closure of JEAM's plant in Mississippi as part of its restructuring during the year.

Other revenues decreased by US$2.8 million, due mainly to lower interest income from the surplus cash and lower scrap sales.

The Group's selling and administrative expenses as a percentage of sales, increased to 15.5%, representing an increase of two percentage points over the prior year's level of 13.5%. Most of the increases reflected our continued investment in building a business infrastructure, including people and our new enterprise resource planning system, to facilitate and support Johnson Electric's long-term growth plans. Its scalability is expected to be such that increasing sales volumes will translate quite rapidly into significant margin expansion and shareholder value enhancement in the coming years.

COST OF SALES

Overall cost of sales, as a percentage of sales, increased from 67.1% to 68.5%. This increase was attributable to the higher cost of sales (as high as 86.4%) in the businesses acquired during the year, pending the transfer of their production to Johnson Electric's manufacturing complex in China.

Secondly, the negative impact of pricing pressures on sales generally, were offset by favorable purchase price variations in the purchases of materials.

Cost of Materials. During the year, copper prices continued to be soft and hit the low of US$1,318 per tonne in July 2001. The average spot price of London copper in 2001/02 was US$1,526 per tonne, down nearly 16% from US$1,807 per tonne in the previous year. Our weighted average cost of steel also decreased by about 16%.

SELLING AND ADMINISTRATIVE EXPENSES ("SG&A")

The Group's SG&A increased 12.4% to US$119.9 million, compared to US$106.7 million in the previous year, reflecting our continued investment in building a business infrastructure to facilitate and support Johnson Electric's long-term growth plans. Other increases included SG&A expenses of US$3.1 million attributable to the businesses acquired during the year; an increase of US$1.3 million in foreign exchange loss; and an increase of US$2.8 million in the loss realized on disposal of staff housing properties, plant and equipment.

OTHER REVENUES

Other revenues decreased 23.0% to US$9.4 million, due to a decrease of US$1.1 million in scrap sales, and a decrease of US$1.5 million in interest income and income from finance leases.

INTEREST EXPENSE

Interest expense remained at a low level of US$0.4 million, compared to US$0.5 million in the prior year. As the Group continued to be essentially debt-free, interest payments were made only in relation to some short-term trade financing and small balances of temporary overdrafts or bank loans; and certain long-term loans obtained by Gate to take advantage of preferential interest rates available in Italy for specified purposes such as research and innovation.

SHARE OF LOSSES OF JV/ASSOCIATES

Share of losses of jointly controlled entities/associated companies was US$6.7 million, compared to US$2.3 million in the previous year, comprising mainly of our share of US$2.0 million of losses in the Nidec Johnson Electric joint venture, and of US$4.9 million of the losses in the Brushless Technology Motors ("BTM") joint venture in Italy, partly offset by our share of profits of US$0.9 million of the Ri Yong - JEA joint venture in Shanghai, China. As both the Nidec Johnson Electric and BTM businesses were started in prior years, such initial losses were of a start-up nature.

Actions have been taken to achieve a turnaround in both businesses in 2002/03. In the case of Nidec Johnson Electric, the business is expected to grow beyond its breakeven point during the new financial year. In the case of BTM, new pricing arrangements with the customers started to be effective from 2002/03.

TAXATION

Taxes on profits were US$15.1 million, compared to a net tax credit of US$9.2 million in the prior year, as the Group returned to a more typical level of taxation charge on profits. This was a large swing in taxes as much as US$24.3 million, with a significant impact at the after-tax profit level.

The Group continued to benefit from certain tax incentives applicable to its operations in China and Thailand.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders and earnings per share decreased 23.8% to US$110.8 million and 3.0 US cents respectively.

FINANCIAL CONDITIONS

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial resources and liquidity remained strong, as our operating cashflow reached a record level of US$165.0 million. As at 31st March 2002, the Group's total cash and other investments amounted to US$128.3 million, compared to US$88.5 million at 2000/01 year-end. Total debt was US$11.5 million, compared to US$11.6 million at the previous year-end. Hence, the Group had no net debt.


Operating Cashflow
US$ M
160
140
120
100
80
60
40
20
0
98
99
00
01
02

The Group's interest coverage ratio (profit before tax and interest expense divided by interest expense) was 364 times, compared to 299 times previously.

The Group's principal committed banking facilities were (a) a three-year revolving loan in US dollars of 5 million obtained by a marketing subsidiary in the U.S.A. for short-term trade financing; and (b) long-term loans in Italian Lira totalling US$2.2 million (of which US$0.2 million being repayable within one year) obtained by Gate, to take advantage of preferential interest rates (fixed at between 1.5% and 3.75% per annum) for specified purposes such as research and innovation.

For day-to-day liquidity and maintaining flexibility in funding, the Group has also access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

Funding requirements for capital expenditures are expected to be met by internal cash flows. There are no present plans for material investments or capital assets other than the Group's regular annual capital expenditures required to maintain its growth in sales.

The working capital position of the Group remained healthy. As at 31st March 2002, the current ratio (current assets divided by current liabilities) improved to 2.5 times, from 2.4 times at the previous year-end.

The Group's total assets were US$749.2 million and shareholders' funds were US$556.2 million, compared to US$679.5 million and US$501.5 million respectively at the previous year-end.

ASSETS

Total assets were US$749.2 million, up US$69.7 million or 10.3%, mostly due to an increase in current assets.

Non-current assets increased US$14.5 million, or 4.5% from US$323.6 million at the previous year-end, due mainly to an increase in intangibles comprising goodwill of US$19.3 million generated from acquisitions; and development costs of US$3.3 million; partly offset by a decrease of US$6.7 million in investments in finance leases caused by withdrawals from our Staff Home Ownership Scheme ("the housing scheme").


Capital Expenditures
US$ M
70
60
50
40
30
20
10
0
98 99 00 01 02

The Group's capital expenditures decreased to US$44.1 million, down 29.8%. In both years, there were re-purchases of housing units from employees under the terms of the housing scheme, amounting to US$9.6 million in 2001/02 and US$9.2 million in 2000/01. Disposals of housing units purchased under the housing scheme (including the re-purchases from employees) were made for US$11.5 million. Capital expenditures for the operations, excluding re-purchases of housing properties, were approximately US$34.5 million.

Current assets increased US$55.2 million, or 15.5%.

Deposits and bank balances, and Other investments, representing the Group's surplus cash reserves, increased to US$128.3 million, up 45.0%.

Trade and other receivables increased to US$194.3 million, up 6.5%. Trade debtors increased slightly to US$157.0 million, up 1.7%. The average collection period was 72 days, compared to 66 days previously, due partly to the longer credit terms which are typical in relation to the businesses acquired during the year. Continuing efforts are being made to improve the collection period.


Sales to Stocks
No. of turns
10
9
8
7
6
5
4
3
2
1
0
98 99 00 01 02

Stocks and work in progress increased to US$88.5 million, up 4.1%. The sales-to-stocks ratio was 8.7 turns, compared to 9.3 turns, due primarily to the additional finished goods being produced by ArvinMeritor under a related subcontracting, supply and transition agreement and an increase in finished goods to cope with a recovery in customer demand from about the end of the year. Inventory turns in relation to raw materials and work in progress at the manufacturing level, in fact, improved. Raw materials and work in progress together, decreased 12.8% from the previous year-end levels. Significant improvements are expected from next year onwards, as soon as we complete the current implementation of the Supply Chain Management modules of our new enterprise resource planning system at all major operating locations.

LIABILITIES

Total liabilities were US$193.0 million, up US$15.1 million or 8.5%, primarily due to an increase in current liabilities.

Current liabilities increased US$15.9 million, or 10.7%. Trade and other payables increased to US$157.9 million, up 11.4%, as trade payables increased 48.5% to US$109.7 million, reflecting longer credit periods available from the suppliers.

Non-current liabilities remained practically unchanged at about the prior year-end level, as an increase of US$2.0 million in bank loan was offset by a decrease in specific loan obtained by Gate and a decrease in other provisions.

SHAREHOLDERS' FUNDS

Shareholders' funds at 31st March 2002 were US$556.2 million, up 10.9%.

Prior year-end reserves was restated to exclude the deduction of the proposed dividends of US$34.4 million, in accordance with the relevant Statement of Standard Accounting Practice issued by the Hong Kong Society of Accountants. Compared to the restated balance of US$461.2 million, reserves as at 31st March 2002 increased US$54.6 million or 11.8%, as the retained profit for the year of US$62.3 million (after deduction of dividends of US$48.5 million paid), was partly offset by an adjustment of US$5.9 million arising on translation of foreign subsidiaries, associated companies and jointly controlled entities.

Proposed dividends were maintained at the previous year's level of US$34.4 million.

There was no change to the share capital.

CASH FLOWS

Our ability to generate cash from operations to grow and expand our business to create shareholder value is one of our fundamental financial strengths.

NET CASH PROVIDED BY OPERATING ACTIVITIES

The Group's main source of liquidity continued to be the net cash from operating activities.

Net cash provided by operating activities increased by 5.4% to a record of US$165.0 million, compared to US$156.5 million in 2000/01. An increase of US$4.9 million in trade and other receivables and a decrease of US$1.1 million in trade and other payables, were partly offset by a decrease in stocks and work in progress.

RETURNS ON INVESTMENTS AND SERVICING ON FINANCE

The net cash outflow increased US$1.1 million, due mainly to an increase of US$0.7 million in dividends paid and a decrease of US$0.7 million in interest received, partly offset by a net increase of US$0.3 million in dividend received and gross earnings from investments in finance leases.

TAXATION

Cash paid decreased US$10.1 million, due to a decrease of US$13.3 million in Hong Kong profit tax paid, partly offset by an increase of US$3.2 million in overseas tax paid.

INVESTING ACTIVITIES

The net cash outflow increased US$19.1 million to US$63.8 million, due mainly to net cash paid of US$30.5 million for acquisitions completed during the year, partly offset by a decrease of US$14.2 million in net additions to fixed assets (purchases less sales).

FINANCING ACTIVITIES

Net cash inflow was less than US$1.0 million, as no material financing activities were undertaken during the year.

CASH AND CASH EQUIVALENTS

Total cash and cash equivalents as at 31st March 2002 increased to US$121.5 million, up 48.5%, from US$81.8 million at the previous year-end. Deposits and bank balances, and other investments, amounted to US$125.8 million, with short-term bank loans and overdrafts maintained at a low level of US$4.3 million.


Profit Attributable to Shareholders
US$ M
140
120
100
80
60
40
20
0
98 99 00 01 02


Earnings per Share
US cent
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
98 99 00 01 02

REPORT OF THE DIRECTORS

The directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2002.

PRINCIPAL ACTIVITIES

The principal activity of the company is investment holding. The principal activities of the subsidiaries are shown in note 32 to the accounts.

RESULTS AND APPROPRIATIONS

The results of the group for the year ended 31st March 2002 are set out in the consolidated profit and loss account on page 46 of the accounts.

The directors declared an interim dividend of 0.38 US cents (3 HK cents) per share, totalling US$14,130,000, which was paid on 4th January 2002.

The directors recommend the payment of a final dividend of 0.94 US cents (7.3 HK cents) per share, totalling US$34,383,000, payable on 31st July 2002.

RESERVES

Movements in the reserves of the group and the company during the year are set out in note 27 to the accounts.

DONATIONS

During the year, the group made charitable and other donations of US$223,000 (2001: US$194,000).

FIXED ASSETS

Details of the movements in properties, plant and equipment are shown in note 13 to the accounts.

SHARE CAPITAL

Details of the movements in share capital are shown in note 26 to the accounts.

DIRECTORS

The directors during the year and up to the date of this report were:

Wang Koo Yik Chun
Patrick Wang Shui Chung JP
Winnie Wang Wing Yee
Richard Wang Li-Chung
Peter Wang Kin Chung
Li Fook-Wo CBE, LLD, DSSc, FCIB, FHKIB, JP
Peter John Wrangham
Peter Stuart Allenby Edwards
David Wylie Gairns JP
Ian Lorne Thompson Conn

In accordance with Bye-law 109(A) of the company's Bye-Laws. Ms. Wang Koo Yik Chun, Mr. Li Fook-Wo and Mr. David Wylie Gairns retire from office by rotation and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

None of the directors of the company had a service contract with the company or any of its subsidiaries during the year.

DIRECTORS' INTERESTS

At 31st March 2002, the interests of the directors in the share capital of the company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance of Hong Kong) notified to the company pursuant to Section 28 of that Ordinance (including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance) or which are required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein were as follows:

	Shares in the company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Wang Koo Yik Chun	-	2,190,210,880 *#
Peter John Wrangham	160,000	-
Peter Stuart Allenby Edwards	-	100,000 **
Ian Lorne Thompson Conn	10,000	-

* *These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

\# *Duplications of shareholdings occur among and between the parties shown below under the Substantial Shareholders.*

** *These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.*

Save as disclosed herein, at 31st March 2002, none of the directors had any interest in the share capital or debt securities of the company or any associated corporation (as so defined) notified to the company pursuant to Section 28 of the Securities (Disclosure of Interests) Ordinance (including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule to that Ordinance) or which will be required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein.

No contracts of significance in relation to the company's business to which the company or its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Under the terms of the Johnson Electric Holdings Limited share option scheme, which was approved by the shareholders on 11th August 1998, the directors may at their discretion grant full time employees of the company and its subsidiaries, including executive directors, options to subscribe for the company's shares. No such options have yet been granted to any employee.

Under the terms of the Johnson Electric Holdings Limited Long-term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the directors may at their discretion invite full time employees of the company and its subsidiaries, including directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees. No such shares have yet been granted to any employee.

Apart from the share option scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the company or its subsidiaries was a party to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the company.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2002, the interests of every person, in the share capital of the company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance were as follows:

Name	Shares of HK$0.0125 each
Bermuda Trust (Guernsey) Limited	358,972,480
Ansbacher (Bahamas) Limited	887,040,000
HSBC International Trustee Limited	951,539,200
HSBC Investment Bank Holdings B.V.	973,961,200
HSBC Holdings B.V.	973,961,240
HSBC Finance (Netherlands)	973,961,240
HSBC Holdings plc	973,961,240
The Capital Group Companies, Inc.	368,447,352

The shares in which Bermuda Trust (Guernsey) Limited and Ansbacher (Bahamas) Limited are interested and 944,198,400 of the shares in which HSBC International Trustee Limited is interested are held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun is interested as referred to above under Directors' Interests.

The shares in which HSBC International Trustee Limited is interested form part of the shares in which HSBC Investment Bank Holdings B.V. is interested, which form part of the shares in which HSBC Holdings B.V. is interested, which are all the shares in which HSBC Finance (Netherlands) is interested, which are all the shares in which HSBC Holdings plc is interested, all of which are the same shares.

Save as disclosed herein, as at 31st March 2002, according to the register of interests of shares and, so far as the directors are aware, there were no persons who, directly or indirectly, held or were beneficially interested in shares representing 10 per cent. or more of the issued share capital of the company or (save for the company) its subsidiaries and there was no other interest or right recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance.

MAJOR SUPPLIERS AND CUSTOMERS

During the year, the group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.

AUDIT COMMITTEE

The Audit Committee meets regularly with the group's senior management and the external auditors to consider and review the group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The members of the Audit Committee are Mr. David Wylie Gairns (Chairman of the Committee) and Mr. Ian Lorne Thompson Conn.

CODE OF BEST PRACTICE

Throughout the accounting period, the company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that some of the independent non-executive directors of the company have no set term of office but they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-Laws.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

PATRICK WANG SHUI CHUNG
Chairman and Chief Executive

Hong Kong, 11th June 2002

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

WANG KOO YIK CHUN

Aged 85, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages.

PATRICK WANG SHUI CHUNG JP

Aged 51, obtained his BSc and MSc degrees in Electrical Engineering from Purdue University in Indiana. He joined the Johnson Electric Group in 1972 and became a Director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. He is a member of both the Economic Advisory Committee and the Exchange Fund Advisory Committee to the Financial Secretary of the Hong Kong Special Administrative Region, a member of Hong Kong/European Union Business Co-operation Committee, a member of Hong Kong/United States Business Council, a Council member of the University of Hong Kong and a Council member of The Chinese University of Hong Kong. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Vtech Holdings Limited. Mr. Patrick Wang Shui Chung is a son of the Honorary Chairman, Ms. Wang Koo Yik Chun.

WINNIE WANG WING YEE

Aged 55, obtained her BSc degree from Ohio University. She joined the Johnson Electric Group in 1969. She became a Director in 1971 and an Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Winnie Wang Wing Yee is a sister of the Chairman and Chief Executive, Mr. Patrick Wang.

RICHARD WANG LI-CHUNG

Aged 58, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is responsible for global marketing. Mr. Richard Wang Li-Chung is a brother of the Chairman and Chief Executive, Mr. Patrick Wang.

PETER WANG KIN CHUNG

Aged 48, has been a non-executive director of the Johnson Electric Group since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and a MBA degree from Boston University. He is the Chairman & CEO of Tristate Holdings Limited and the Managing Director of Hua Thai Manufacturing Public Company Limited. Mr. Peter Wang Kin Chung is a brother of the Chairman and Chief Executive, Mr. Patrick Wang.

LI FOOK-WO CBE, LLD, DSSc, FCIB, FHKIB, JP

Aged 85, has been an independent non-executive director of the Johnson Electric Group since 1984. He is a non-executive director of Hutchison Whampoa Limited and The Bank of East Asia Limited.

PETER JOHN WRANGHAM

Aged 68, has been an independent non-executive director of the Johnson Electric Group since 1991 after he retired from his directorships with The Hongkong and Shanghai Banking Corporation Limited, HSBC Holding plc, Midland Bank plc and James Capel & Co. Limited.

PETER STUART ALLENBY EDWARDS

Aged 54, was appointed as an independent non-executive director of the Johnson Electric Group on 1st October 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master, the Solicitors to the Group, until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies.

DAVID WYLIE GAIRNS JP

Aged 65, was appointed as an independent non-executive director of the Johnson Electric Group on 1st December 1998. He is a Chartered Accountant and was, prior to his retirement in 1991, the Senior Partner of the accounting firm KPMG, Hong Kong. A past President of the Hong Kong Society of Accountants, he now serves on the Boards of Hsin Chong Construction Group Limited, MTR Corporation Limited and Wing On Company International Limited.

IAN LORNE THOMPSON CONN

Aged 65, was appointed as an independent non-executive director of the Johnson Electric Group on 1st May 1999. He is Chairman of Asian Pacific Business Unit, Thomas Group and has worked for many years as a Senior Member of the Thomas Group, improving the competitiveness of clients through business process improvements. His relationship with Johnson Electric goes back to April 1997. He has lived and worked in Asia, Europe and the United States and within many different industries. He obtained his Engineering degree from Queen's University, Ontario, Canada and Business degree from Carleton University, Ottawa, Canada. He currently serves as a member of the Board of Cynophar, a French pharmaceutical firm and is active with C.O.I.M. Co. (Canadian Owned Investment Management Company), a venture capital firm in Canada and the United States.

SENIOR MANAGEMENT

ED BEDELL

Aged 59, Quality and Reliability Director of Johnson Electric, is responsible for managing all Quality and Reliability and Information Security functions, and for driving Continuous Improvement programs globally. Prior to joining the Group, Ed had over 30 years experience in Quality Management at Motorola's Semiconductor Products Sector. He co-authored their "Gold Book" which helped define and roll-out Six Sigma tools and methodologies to factory operations worldwide. He was also co-founder and a corporate officer of a semiconductor industry organization, known as SAC, whose primary mission is to promote worldwide standardization of Quality and process control systems in assembly subcontractors. Ed holds a B. Sc. Degree in Physics and Mathematics from Northeastern University in Boston, and a MBA Degree from Arizona State University. He has also done graduate work in High Energy Nuclear Physics at MIT.

TS CHOI

Aged 52, Chief Operating Officer, is responsible for the global manufacturing management of the group. He joined the Group in 1968, with more than 30 years of experience in motor component manufacturing, motor assembly processes, and the utilization of machines & fixtures.

MICHAEL DEGEN

Aged 44, Automotive Motors Director, is responsible for providing operational leadership and strategic direction to a global group of business units engaged in the supply of motors and motor-systems to all segments of the automotive market. Prior to joining the Group, he worked 11 years with Siemens Automotive, holding senior management positions in manufacturing, engineering and technical sales for the Automotive Motors Division and ultimately attained the position of Vice President and General Manager of two Global Business Units. Michael holds Honours B.A.Sc. and M.A.Sc. Degrees in Chemical Engineering from the University of Waterloo in Waterloo, Ontario, Canada.

JIM DICK

Aged 48, Strategic Marketing Director, is responsible for developing responses to macro market issues and leading the company's strategic planning process. He has 25 years experience in high technology management throughout the world. Prior to joining the Group in 1999, he held executive positions with Xerox in the USA, IBM in Europe, and Astec (BSR) Plc in Hong Kong. He holds a B.Sc. in Electrical and Electronic Engineering from the University of Paisley.

JAMES P. FREED

Aged 55, Supply Chain Services Director, is responsible for overseeing the Group's procurement, supply management, strategic sourcing, supplier development and logistics. Prior to joining the Group, he worked as a business improvement consultant with Thomas Group of Dallas, Texas, USA and he had over 30 years of experience in managing manufacturing businesses. He holds a BSME from the University of Cincinnati and MBA studies at Kent States University.

HORACE HO

Aged 53, Human Resources Director, is responsible for developing and implementing human resources strategies as well as health and safety and environmental affairs for Johnson Electric worldwide. Prior to joining the Group, he was senior vice president of human resources and operations with several national and international companies in the industrial, aerospace and financial services sectors in Toronto and Vancouver, Canada. In those capacities, he had responsibility for operations in Canada, U.S., U.K. and South America. Horace was also a compensation and benefits consultant with international management consulting firms in Toronto, Canada and London, England. He holds an Honours B.Sc. degree in Physics and Applied Mathematics and an M.Sc. degree in Computer Science from the University of London, England.

DENNIS CHAN IBARRA

Aged 42, Commercial Motors Director, is responsible for the strategic direction, operational leadership, and organizational development of the global business units engaged in the audio-visual, business equipment, home appliances, personal products, and power tools industries. Prior to joining the Group, he was a Partner and Resultant with the Thomas Group (TGI) where he drove client business assessments, program management, and business process improvement implementations in Europe, North America, and Asia. He has also held production, engineering, and program management roles at the Components and Semiconductors businesses of Philips Electronics in their European and American companies. He holds a Bachelors degree in Chemistry and Biochemistry from Rice University in Houston, Texas, USA.

KC KO

Aged 36, Corporate Engineering General Manager, is responsible for establishing global engineering organisational structure, developing and implementing platform engineering strategies, as well as managing research and development advanced engineering project. KC joined the Group in 1988, and was appointed to oversee the engineering operation in Hong Kong and China in 1998. Effective 2001, he assumed general management of Johnson Electric's global engineering activities. He holds a MSc degree in Manufacturing System Engineering from The University of Warwick, U.K. He is a charter member in the Forming Technologies Association of Society of Manufacturing Engineers and a member of Institute of Industrial Engineers.

PAUL TONG

Aged 56, Chief Financial Officer, is responsible for all overall finance matters of the Group. Prior to joining Johnson Electric, he had over 20 years' experience in manufacturing, shipping & trading businesses with large multinational groups. He has also been admitted as a Barrister of the Middle Temple in England, the Supreme Court of Hong Kong and the High Court of Australia. He graduated with a Bachelor of Science degree in Economics, a postgraduate Certificate in Management Studies and a Doctor of Business Administration degree from the University of London, the University of Oxford, and the International Management Centres, London in England respectively. He is a Fellow Member of The Association of Chartered Certified Accountants, and an Associate Member of The Chartered Institute of Management Accountants, The Hong Kong Society of Accountant and The Institute of Chartered Secretaries and Administrators.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited ("the Company") will be held at Peacock Room, 1/F., Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Monday, 29th July 2002 at 12:30 p.m. for the following purposes:-

1. To receive and consider the Statement of Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2002;

2. To declare a final dividend;

3. To re-elect Directors;

4. To confirm the remuneration of Directors;

5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;

and by way of special business, to consider and, if thought fit, pass the following Ordinary Resolutions:-

6. That Mr. Patrick Blackwell Paul be appointed as an additional independent non-executive director of the Company in accordance with Bye-Law 112 of the Company's Bye-Laws for a term of two years from 29th July 2002 until the date of the Annual General Meeting in 2004.

7. That the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.

8. That:

   (a) the rules of the New Share Option Scheme of the Company (a copy of which has been submitted to the meeting and signed by the Chairman of the meeting for the purpose of identification) be and are hereby approved and that the directors of the Company be and are hereby authorised to implement the same and to grant options and to issue and allot shares of the Company pursuant thereto; and

   (b) upon the New Share Option Scheme becoming unconditional, the Existing Share Option Scheme be and is hereby terminated and no further options be granted under the Existing Share Option Scheme but in all other respects, the provisions of the Existing Share Option Scheme shall remain in full force and effect in respect of options which have been granted prior to the adoption of the New Share Option Scheme and such options shall continue to be exercisable in accordance with their terms of issue.

9. (1) That:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue or pursuant to the exercise of subscription rights under any warrants to subscribe for shares of the Company or under any options granted under the Company's Share Option Scheme, shall not exceed the aggregate of 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares, warrants or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).

(2) That:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.

(3) That the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 9(2) in the notice convening this Meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By order of the Board

SUSAN YIP CHEE LAN

Company Secretary

Hong Kong, 11th June 2002

Notes

1. *A Shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.*

2. *To be valid, the proxy form should be deposited at the Head Office of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.*

3. *The transfer books and the register of members of the Company will be closed from Thursday, 25th July 2002 to Monday, 29th July 2002, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 24th July 2002.*

Contents of

STATEMENT OF ACCOUNTS

AUDITORS' REPORT

To the Shareholders of Johnson Electric Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 46 to 83 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the company and the group as at 31st March 2002 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PRICEWATERHOUSECOOPERS
Certified Public Accountants

Hong Kong, 11th June 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2002

	Note	**2002 US$'000**	2001 US$'000
Turnover	2	**773,660**	790,190
Cost of sales		**(530,125)**	(530,070)
Gross profit		**243,535**	260,120
Other revenues	2	**9,370**	12,199
Selling and administrative expenses	3	**(119,886)**	(106,743)
Provision for costs of restructuring		**-**	(26,661)
Operating profit	4	**133,019**	138,915
Finance costs	5	**(365)**	(464)
Share of profits less losses of jointly controlled entities/associated companies		**(6,718)**	(2,280)
Profit before taxation		**125,936**	136,171
Taxation (charge) / credit	6	**(15,102)**	9,199
Profit after taxation		**110,834**	145,370
Minority interests		**(2)**	(2)
Profit attributable to shareholders	7	**110,832**	145,368
Dividends	8	**48,513**	48,513
Earnings per share (US cents)	9	**3.02**	3.96

CONSOLIDATED BALANCE SHEET

As at 31st March 2002

	Note	2002 US$'000	Restated 2001 US$'000
ASSETS			
Non-current assets			
Intangibles	12	**22,583**	-
Properties, plant and equipment	13	**235,031**	234,287
Jointly controlled entities	15	**18,439**	19,506
Associated companies	16	**3,709**	7,361
Investment securities	17	**9,480**	11,136
Investments in finance leases	18	**13,844**	20,522
Deferred tax assets	25	**34,960**	30,752
		338,046	323,564
Current assets			
Stocks and work in progress	19	**88,481**	84,967
Trade and other receivables	20	**194,307**	182,469
Other investments	21	**25,855**	11,413
Bank balances and cash		**102,476**	77,048
		411,119	355,897
Current liabilities			
Trade and other payables	22	**157,854**	141,725
Current portion of long term loans	23	**215**	547
Taxation		**2,258**	1,333
Bank loans and overdrafts		**4,338**	5,136
		164,665	148,741
Net current assets		**246,454**	207,156
Total assets less current liabilities		**584,500**	530,720
Non-current liabilities			
Long term loans	23	**7,016**	5,922
Other provisions	24	**10,807**	12,321
Deferred tax liabilities	25	**10,504**	10,924
Minority interests		**5**	5
		28,332	29,172
NET ASSETS		**556,168**	501,548
CAPITAL AND RESERVES			
Share capital	26	**5,925**	5,925
Reserves	27	**515,860**	461,240
Proposed dividend	27	**34,383**	34,383
Shareholders' funds		**556,168**	501,548

PATRICK WANG SHUI CHUNG
Director

WINNIE WANG WING YEE
Director

COMPANY BALANCE SHEET

As at 31st March 2002

	Note	2002 US$'000	Restated 2001 US$'000
ASSETS			
Non-current assets			
Subsidiaries	14	**527,189**	546,750
Jointly controlled entities	15	**13,212**	8,010
Investment securities	17	**9,480**	11,136
		549,881	565,896
Current assets			
Trade and other receivables		**3,269**	3,286
Bank balances and cash		**238**	47
		3,507	3,333
Current liabilities			
Trade and other payables		**475**	96
Net current assets		**3,032**	3,237
NET ASSETS		**552,913**	569,133
CAPITAL AND RESERVES			
Share capital	26	**5,925**	5,925
Reserves	27	**512,605**	528,825
Proposed dividend	27	**34,383**	34,383
Shareholders' funds		**552,913**	569,133

PATRICK WANG SHUI CHUNG
Director

WINNIE WANG WING YEE
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2002

	Note	**2002 US$'000**	2001 US$'000
Net cash inflow from operating activities	30(a)	**164,971**	156,502
Returns on investments and servicing of finance			
Interest received		**3,001**	3,773
Interest paid		**(365)**	(464)
Gross earnings from investments in finance leases		**591**	1,271
Dividends received		**986**	-
Dividends paid		**(48,513)**	(47,750)
Net cash outflow from returns on investments and servicing of finance		**(44,300)**	(43,170)
Taxation			
Hong Kong profits tax paid		**(4,151)**	(17,432)
Overseas tax paid		**(13,883)**	(10,661)
Taxation paid		**(18,034)**	(28,093)
Investing activities			
Purchase of properties, plant and equipment		**(36,431)**	(53,615)
Purchase of investment securities		**(1,631)**	(4,515)
Investment in jointly controlled entity / associated companies		**(5,202)**	(8,307)
Purchase of other investments #		**(824)**	-
Acquisitions through business combinations	30(c) & (d)	**(30,506)**	-
Advance to an associated company		**(1,235)**	-
Development costs incurred		**(3,322)**	-
Capital element from investments in finance leases		**771**	1,034
Sale of properties, plant and equipment		**12,857**	15,859
Sale of investment securities		**1,711**	2,224
Sale of other investments #		**34**	2,615
Net cash outflow from investing activities		**(63,778)**	(44,705)
Net cash inflow before financing carried forward		**38,859**	40,534

For the year ended 31st March 2002

	Note	**2002 US$'000**	2001 US$'000
Net cash inflow before financing brought forward		**38,859**	40,534
Financing			
New secured loans		**2,018**	1,845
Repayment of bank loans		**(1,213)**	(252)
Capital element of finance lease payments		**-**	(172)
Net cash inflow from financing	30(b)	**805**	1,421
Increase in cash and cash equivalents		**39,664**	41,955
Cash and cash equivalents at beginning of year		**81,794**	39,839
Cash and cash equivalents at end of year		**121,458**	81,794
Analysis of the balances of cash and cash equivalents:			
Other investments #		**23,320**	9,882
Bank balances and cash		**102,476**	77,048
Bank loans and overdrafts		**(4,338)**	(5,136)
		121,458	81,794

Other investments mainly comprise bonds, floating rate notes and commercial papers.

STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st March 2002

	Note	**2002 US$'000**	2001 US$'000
Revaluation deficit on investment properties	27	**(806)**	(2,441)
Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities	27	**(5,910)**	(5,065)
Net losses not recognised in the profit and loss account		**(6,716)**	(7,506)
Profit attributable to shareholders	27	**110,832**	145,368
Less : Realisation of investment property revaluation reserve upon disposal of investment property to the profit and loss account	27	**(983)**	-
Total recognised gains		**103,133**	137,862
Goodwill on acquisition of subsidiaries, associated companies and jointly controlled entities	27	**-**	(7,341)
		103,133	130,521

NOTES TO THE ACCOUNTS

1 Principal accounting policies

The accounts have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain investment properties and investments in securities are stated at fair value.

In the current year, the group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised)	: Events after the balance sheet date
SSAP 14 (revised)	: Leases (effective for periods commencing on or after 1st July 2000)
SSAP 26	: Segment reporting
SSAP 28	: Provisions, contingent liabilities and contingent assets
SSAP 29	: Intangible assets
SSAP 30	: Business combinations
SSAP 31	: Impairment of assets
SSAP 32	: Consolidated financial statements and accounting for investments in subsidiaries

The changes to the group's accounting policies are set out below and the effect of adopting SSAP 26, SSAP 9 (revised) and SSAP 14 (revised) are stated in note 2, note 8(a) and note 29 respectively.

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) CONSOLIDATION

The consolidated accounts include the accounts of the company and its subsidiaries made up to 31st March and the group's share of post-acquisition profits less losses, and reserves, of its associated companies and jointly controlled entities. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the effective date of acquisition as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

1 Principal accounting policies *(Cont'd)*

(b) REVENUE RECOGNITION

(i) SALES OF GOODS

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii) INTEREST INCOME

Interest income is recognised on a time proportion basis.

(iii) GROSS EARNINGS FROM INVESTMENTS IN FINANCE LEASES

Gross earnings from investments in finance leases are recognised on the basis as set out in note 1(m).

(iv) RENTAL INCOME

Rental income is recognised on a straight-line basis over the period of the lease.

(v) ROYALTY INCOME

Royalty income is recognised on an accruals basis.

(c) SUBSIDIARIES

Investments in subsidiaries are carried at cost less provision for impairment losses. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

(d) JOINTLY CONTROLLED ENTITIES

A jointly controlled entity is an entity in which the group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the group's share of the net assets of the jointly controlled entities and goodwill / negative goodwill (net of accumulated amortisation) on acquisition.

In the company's balance sheet, the investment in the jointly controlled entity is stated at cost less provision for impairment losses. The result of the jointly controlled entity is accounted for by the company on the basis of dividends received and receivable.

(e) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the group's share of the results of associated companies for the year, and the consolidated balance sheet includes the group's share of the net assets of the associated companies and also goodwill / negative goodwill (net of accumulated amortisation) on acquisition.

1 Principal accounting policies *(Cont'd)*

(f) INTANGIBLES

(i) GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's net assets of subsidiary / associated company / jointly controlled entity at the date of acquisition.

In accordance with SSAP 30, goodwill on acquisitions occurring on or after 1st January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life of 20 years.

Goodwill on acquisitions that occurred prior to 1st January 2001 was written off against reserves. The group has taken advantage of the transitional provision 1(a) in SSAP 30 and goodwill previously written off against reserves has not been restated. However, any impairment arising in such goodwill is accounted for in accordance with SSAP 31 "Impairment of Assets".

(ii) RESEARCH AND DEVELOPMENT COSTS

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over 8 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii) IMPAIRMENT OF INTANGIBLE ASSETS

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(g) PROPERTIES, PLANT AND EQUIPMENT

Properties, plant and equipment other than investment properties (note 1(h)) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Depreciation of other properties, plant and equipment is calculated to write off the cost of assets less accumulated impairment losses on a straight-line basis over their estimated useful lives on the following bases.

1 Principal accounting policies *(Cont'd)*

(g) PROPERTIES, PLANT AND EQUIPMENT *(Cont'd)*

Leasehold land and buildings outside the New Territories, Hong Kong	Over the unexpired term of lease
Leasehold land in the New Territories, Hong Kong	Over the unexpired term of lease
Buildings situated on freehold land outside Hong Kong and buildings situated on leasehold land in the New Territories, Hong Kong	Over 25 years
Leasehold land and buildings outside Hong Kong – medium term	Over the unexpired term of lease
Motor vehicles	Over 5 years
Moulds	Over 7 years
Computers	Over 4 years
Plant and machinery, equipment, furniture and fixtures, and tools	Over 10 years

In previous years, certain properties, plant and equipment were depreciated over their estimated useful lives on a reducing balance method. Commencing from 1st April 2001, for the sake of uniformity in the use of depreciation methods worldwide, these assets are depreciated over their estimated useful lives on a straight-line basis and this change in accounting estimate has been accounted for prospectively. The effect of this change is that the group's profit for the year ended 31st March 2002 would have been decreased by US$3,475,000 had the reducing balance method been used.

The initial costs of moulds and tools are capitalised as other assets. Subsequent replacements of moulds and tools are charged to the manufacturing account as production overheads.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that properties, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

Gains or losses arising from the retirement or disposal of properties, plant and equipments are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised as income or expense in the profit and loss account.

1 Principal accounting policies *(Cont'd)*

(h) INVESTMENT PROPERTIES

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential.

Investment properties held on leases with unexpired periods greater than 20 years are valued at intervals of not more than three years by independent valuers; in each of the intervening years valuations are undertaken by professionally qualified executives of the group. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve; decreases are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(i) STOCKS AND WORK IN PROGRESS

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) FOREIGN EXCHANGE

The rates of exchange at which foreign currencies are translated for accounting purposes are as follows:

(i) In respect of foreign currency denominated assets and liabilities and the balance sheets of subsidiaries, jointly controlled entities and associated companies, the rates ruling at the balance sheet date; and

(ii) In respect of foreign currency transactions entered into during the year, the market rates ruling at the relevant transaction dates.

Exchange differences arising on the translation of foreign currencies into US Dollars are reflected in the profit and loss account except that unrealised differences on net investments in foreign subsidiaries, jointly controlled entities and associated companies (including intra-group balances of an equity nature) are taken directly to reserves.

1 Principal accounting policies *(Cont'd)*

(k) DEFERRED TAXATION

Deferred taxation is accounted for at the current tax rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(l) INVESTMENTS IN SECURITIES

(i) INVESTMENT SECURITIES

Debt securities expected to be held until maturity and equity shares intended to be held for the long term are included under investment securities and are stated at cost less any provision for diminution in value.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account.

(ii) OTHER INVESTMENTS

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(m) INVESTMENTS IN FINANCE LEASES

Leases that transfer substantially all the risks and rewards incident to ownership of the relevant assets, other than legal title, to the lessees are accounted for as investments in finance leases. Finance lease debtors are included in the balance sheet net of gross earnings allocated to future periods.

Gross earnings under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net investment in the leases in each period.

1 Principal accounting policies *(Cont'd)*

(n) ASSETS UNDER LEASES

(i) FINANCE LEASES

Leases that substantially transfer to the group all the rewards and risks of ownership of assets, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. Finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

(ii) OPERATING LEASES

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

(o) RETIREMENT BENEFIT COSTS

(i) DEFINED CONTRIBUTION SCHEMES

Contributions are expensed as incurred and, except for the Mandatory Provident Fund, are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the group in an independently administered fund.

(ii) OTHER PENSION COSTS

Other pension costs represent employment service payments payable to certain employees outside Hong Kong upon termination of their services. The amount is provided in accordance with the existing legal requirements, national labour contract, individual company agreements and is determined with reference to a formula that takes into account years of service, compensation and inflation.

1 Principal accounting policies *(Cont'd)*

(p) WARRANTY PROVISION

The group recognises a provision for product repairs and replacement still under warranty at the balance sheet date, which is not covered by product liability insurance policies. The provision is calculated based on past history of the level of repair and replacements. The provision is reviewed annually and any excess or shortfall is recognised in the profit and loss account.

(q) DIVIDENDS

In accordance with the revised SSAP 9, dividends are recognised in the accounting period when declared. This represents a change in accounting policy as in prior years dividends proposed after the balance sheet date would be recognised as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in Note 27, opening retained earnings at 1st April 2000 have increased by US$33,620,000 which is the reversal of the provision for the 2000 proposed final dividend previously recorded as a liability as at 31st March 2000 although not declared until after balance sheet date. Opening retained earnings at 1st April 2001 have increased by US$34,383,000 which is the reversal of the provision for 2001 proposed final dividend previously recorded as a liability as at 31st March 2001 although not declared until after the balance sheet date.

2 Turnover, revenues and segment information

The group is principally engaged in the manufacture of micromotors. Revenues recognised during the year are as follows:

	2002 US$'000	2001 US$'000
Turnover		
Sales of goods - motors	**773,660**	790,190
Other revenues		
Scrap sales	**4,292**	5,407
Interest income	**2,982**	3,820
Gross earnings from investments in finance leases	**591**	1,271
Gross rental income from investment properties	**1,429**	1,536
Royalty income	**76**	165
	9,370	12,199
Total revenues	**783,030**	802,389

2 Turnover, revenues and segment information *(Cont'd)*

The group's business operates in three geographical areas:

	Asia 2002 US$'000	America 2002 US$'000	Europe 2002 US$'000	Group 2002 US$'000
Turnover	428,786	140,987	203,887	**773,660**
Operating profit	93,307	7,082	32,630	**133,019**
Finance costs				**(365)**
Share of profits less losses of jointly controlled entities and associated companies	(1,152)	(679)	(4,887)	**(6,718)**
Profit before taxation				**125,936**
Taxation				**(15,102)**
Profit after taxation				**110,834**
Minority interests				**(2)**
Profit attributable to shareholders				**110,832**
Segment assets	461,575	133,623	131,819	**727,017**
Investments in jointly controlled entities	18,439	-	-	**18,439**
Investments in associated companies	-	-	3,709	**3,709**
Total assets				**749,165**
Segment liabilities	91,132	30,798	71,067	**192,997**
Total liabilities				**192,997**
Capital expenditure	40,441	12,281	5,920	**58,642**
Depreciation	23,870	4,024	5,640	**33,534**
Amortisation charge	-	570	71	**641**

2 Turnover, revenues and segment information *(Cont'd)*

	Asia 2001 US$'000	America 2001 US$'000	Europe 2001 US$'000	Group 2001 US$'000
Turnover	471,908	127,105	191,177	**790,190**
Operating profit	121,461	(18,344)	35,798	**138,915**
Finance costs				**(464)**
Share of profits less losses of jointly controlled entities and associated companies	(1,036)	40	(1,284)	**(2,280)**
Profit before taxation				**136,171**
Taxation				**9,199**
Profit after taxation				**145,370**
Minority interests				**(2)**
Profit attributable to shareholders				**145,368**
Segment assets	439,608	84,150	128,836	**652,594**
Investments in jointly controlled entities	15,719	3,787	-	**19,506**
Investments in associated companies	-	-	7,361	**7,361**
Total assets				**679,461**
Segment liabilities	74,494	31,046	72,373	**177,913**
Total liabilities				**177,913**
Capital expenditure	48,069	8,659	6,044	**62,772**
Depreciation	24,417	4,773	6,505	**35,695**
Provision for costs of restructuring	-	26,661	-	**26,661**

3 Selling and administrative expenses

	2002 US$'000	2001 US$'000
Selling expenses	**29,102**	28,093
Administrative expenses	**90,784**	78,650
	119,886	106,743

4 Operating profit

Operating profit is stated after crediting and charging the following:

	2002 US$'000	2001 US$'000
Crediting		
Interest income		
- unlisted investments	260	186
- deposits	2,722	3,634
Net realised and unrealised gain on other investments and investment securities	-	2,855
Charging		
Depreciation on owned properties, plant and equipment	35,089	38,274
Depreciation on leased properties, plant and equipment	13	54
Less : amounts capitalised on machinery under construction	(1,568)	(2,633)
	33,534	35,695
Staff costs (including directors' remuneration)	125,395	123,797
Less: amounts capitalised on machinery under construction	(4,217)	(2,228)
	121,178	121,569
Retirement benefit costs		
- defined contribution schemes (note 10)	765	1,634
- other pension costs (note 24)	2,037	3,745
Auditors' remuneration	427	421
Amortisation of goodwill (note 12)	641	-
Loss on disposal of properties, plant and equipment	3,255	497
Net realised and unrealised loss on other investments and investment securities	1,364	-
Net exchange loss	2,349	1,083

5 Finance costs

	2002 US$'000	2001 US$'000
Interest on bank loans and overdrafts	213	198
Interest on other loans, not wholly repayable within five years	51	172
Interest element of finance leases	-	6
Other incidental borrowing costs	101	88
	365	464

6 Taxation (charge) / credit

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the year.

	2002 US$'000	2001 US$'000
Current taxation		
Hong Kong profits tax	**(6,275)**	(8,925)
Overseas taxation	**(12,897)**	(8,809)
	(19,172)	(17,734)
Deferred taxation (note 25)	**4,201**	26,933
	(14,971)	9,199
Share of taxation attributable to jointly controlled entities	**(131)**	-
	(15,102)	9,199

No provision for taxation has been made by the associated companies as they do not have any assessable profit for the year (2001: Nil).

There was no material unprovided deferred taxation for the year.

7 Profit attributable to shareholders

Profit attributable to shareholders is dealt with in the accounts of the company to the extent of US$32,293,000 (2001: US$23,406,000).

8 Dividends

	2002 US$'000	2001 US$'000
Interim, paid, of 0.38 US cents per share (2001: 0.38 US cents)	**14,130**	14,130
Final, proposed, of 0.94 US cents per share (2001: 0.94 US cents)	**34,383**	34,383
	48,513	48,513

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st March 2000 and 2001 were US$33,620,000 and US$34,383,000 respectively. Under the group's new accounting policy as described in note 1(q), these have been written back against opening reserves as at 1st April 2000 and 2001 in note 27 and are now charged in the period in which they were approved by the shareholders.

(b) At a meeting held on 11th June 2002 the directors declared a final dividend of 0.94 US cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2003.

9 Earnings per share

The calculation of earnings per share is based on the group's profit attributable to shareholders of US$110,832,000 (2001: US$145,368,000) and 3,673,788,920 shares currently in issue after subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.

10 Defined contribution schemes

The group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance (ORSO) and Mandatory Provident Fund (MPF) Ordinance. All the assets under the schemes are held separately from the group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on 5% of the basic salary of the employees.

The group also operates other defined contribution retirement schemes which are available to certain employees in the United States of America and Thailand.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions. At 31st March 2002, the balance of the forfeited contributions was US$340,000 (2001: US$1,208,000). The group utilised US$1,000,000 (2001: nil) of the forfeited contributions during the year to offset its required contributions to the retirement scheme.

11 Directors' emoluments and senior management compensation

(a) DIRECTORS' EMOLUMENTS

	2002 US$'000	2001 US$'000
Fees	**123**	121
Salaries and allowances	**1,762**	2,048
Retirement scheme contributions	**8**	8
Bonuses	**14**	14
	1,907	2,191

The emoluments were paid to the directors as follows:

Emoluments band		**Number of directors**	
		2002	2001
US$0 - US$128,000	(HK$0 - HK$1,000,000)	**7**	7
US$450,001 - US$514,000	(HK$3,500,001 - HK$4,000,000)	**1**	-
US$514,001 - US$578,000	(HK$4,000,001 - HK$4,500,000)	**-**	1
US$578,001 - US$642,000	(HK$4,500,001 - HK$5,000,000)	**1**	-
US$642,001 - US$706,000	(HK$5,000,001 - HK$5,500,000)	**1**	-
US$706,001 - US$771,000	(HK$5,500,001 - HK$6,000,000)	**-**	2

Emoluments paid to independent non-executive directors amounted to US$80,000 during the year (2001: US$80,000).

11 Directors' emoluments and senior management compensation *(Cont'd)*

(b) SENIOR MANAGEMENT COMPENSATION

The emoluments of the five highest paid individuals, including three directors (2001: three), were analysed as follows:

	2002 US$'000	2001 US$'000
Salaries, allowances and other benefits	**2,679**	2,861
Retirement scheme contributions	**48**	43
Bonuses	**111**	288
	2,838	3,192

Emoluments band	**Number of individuals**	
	2002	2001
US$385,001 - US$450,000 (HK$3,000,001 - HK$3,500,000)	**1**	-
US$450,001 - US$514,000 (HK$3,500,001 - HK$4,000,000)	**1**	-
US$514,001 - US$578,000 (HK$4,000,001 - HK$4,500,000)	**-**	2
US$578,001 - US$642,000 (HK$4,500,001 - HK$5,000,000)	**1**	-
US$642,001 - US$706,000 (HK$5,000,001 - HK$5,500,000)	**2**	1
US$706,001 - US$771,000 (HK$5,500,001 - HK$6,000,000)	**-**	2

12 Intangibles

Group	**Goodwill**		**Development costs**		**Total**	
	2002 US$'000	2001 US$'000	**2002 US$'000**	2001 US$'000	**2002 US$'000**	2001 US$'000
At beginning of year	**-**	-	**-**	-	**-**	-
Acquisition (note 30)	**19,902**	-	**-**	-	**19,902**	-
Developement costs recognised as an asset	**-**	-	**3,322**	-	**3,322**	-
Amortisation charge (note 4)	**(641)**	-	**-**	-	**(641)**	-
At end of year	**19,261**	-	**3,322**	-	**22,583**	-

13 Properties, plant and equipment

Group	Investment properties US$'000	Other properties US$'000	Buildings under construction US$'000	Plant and machinery US$'000	Machinery under construction US$'000	Other assets* US$'000	Total US$'000
Cost or valuation							
At 1st April 2001	14,541	100,407	437	321,610	13,471	166,663	617,129
Exchange adjustments	-	241	-	(10,260)	(29)	(61)	(10,109)
Acquisitions through business combinations	-	-	-	21,446	3	15	21,464
Additions	-	11,923	206	11,605	15,705	4,668	44,107
Transfers	-	632	(545)	77,793	(11,117)	(66,763)	-
Disposals	(1,449)	(25,111)	-	(57,477)	(1,137)	(1,945)	(87,119)
Revaluation deficit (note 27)	(806)	-	-	-	-	-	(806)
At 31st March 2002	12,286	88,092	98	364,717	16,896	102,577	584,666
Accumulated depreciation							
At 1st April 2001	-	34,123	-	236,050	-	112,669	382,842
Exchange adjustments	-	(34)	-	(5,119)	-	152	(5,001)
Acquisitions through business combinations	-	-	-	6,929	-	-	6,929
Charge for the year	-	3,475	-	19,869	-	11,758	35,102
Transfers	-	(265)	-	54,405	-	(54,140)	-
Written back on disposals	-	(13,630)	-	(54,931)	-	(1,676)	(70,237)
At 31st March 2002	-	23,669	-	257,203	-	68,763	349,635
Net book value							
At 31st March 2002	12,286	64,423	98	107,514	16,896	33,814	235,031
At 31st March 2001	14,541	66,284	437	85,560	13,471	53,994	234,287
The analysis of cost or valuation of the above assets is as follows:							
At cost	-	88,092	98	364,717	16,896	102,577	572,380
At professional valuation - 2002	12,286	-	-	-	-	-	12,286
	12,286	88,092	98	364,717	16,896	102,577	584,666

** Other assets comprise equipment, furniture and fixtures, motor vehicles, moulds and tools.*

13 Properties, plant and equipment *(Cont'd)*

Investment properties and other properties are analysed as follows:

Group	2002		2001	
	Investment properties US$'000	**Other properties US$'000**	Investment properties US$'000	Other properties US$'000
In Hong Kong:				
On long-term lease (over 50 years)	**5,872**	**-**	6,180	229
On medium-term lease (between 10 to 50 years)	**6,414**	**25,789**	8,361	27,594
Outside Hong Kong:				
Freehold	**-**	**26,801**	-	27,438
On medium-term lease (between 10 to 50 years)	**-**	**11,833**	-	11,023
	12,286	**64,423**	14,541	66,284

The investment properties were revalued on an open market value basis as at 31st March 2002 by an independent valuer, DTZ Debenham Tie Leung Limited, Registered Professional Surveyors.

14 Subsidiaries

Company	**2002 US$'000**	2001 US$'000
Unlisted shares, at cost	**472,558**	460,596
Amounts due from subsidiaries	**159,418**	166,389
	631,976	626,985
Amounts due to subsidiaries	**(104,787)**	(80,235)
	527,189	546,750

The amounts due from / to subsidiaries are interest free and have no fixed terms of repayment.

Details of principal subsidiaries are shown in note 32.

15 Jointly controlled entities

Group	**2002 US$'000**	2001 US$'000
Share of net assets	**10,939**	12,006
Loan	**7,500**	7,500
	18,439	19,506

Company	**2002 US$'000**	2001 US$'000
Unlisted shares, at cost	**5,712**	510
Loan	**7,500**	7,500
	13,212	8,010

The group's share of losses of these jointly controlled entities during the year amounts to US$1,831,000 (2001: US$996,000).

The loan to a jointly controlled entity bears interest at 0.5% above 3-month LIBOR, and has no fixed terms of repayment.

Details of principal jointly controlled entities are shown in note 32.

16 Associated companies

Group	**2002 US$'000**	2001 US$'000
Share of net assets	**3,709**	7,361

The group's share of losses of these associated companies during the year amounts to US$4,887,000 (2001: US$1,284,000).

Details of principal associated companies are shown in note 32.

17 Investment securities

Group and Company	**2002 US$'000**	2001 US$'000
Unlisted equity securities	**9,480**	11,136

18 Investments in finance leases

Group	2002 US$'000	2001 US$'000
Gross rental receivable	**16,806**	25,578
Less: gross earnings allocated to future period	**(2,258)**	(4,152)
	14,548	21,426
Less: amounts due within one year included in trade and other receivables	**(704)**	(904)
	13,844	20,522

The finance leases are receivable in the following years:

	Net investment		Gross earnings		Gross rental	
	2002 US$'000	2001 US$'000	**2002 US$'000**	2001 US$'000	**2002 US$'000**	2001 US$'000
Within one year	**704**	904	**710**	1,051	**1,414**	1,955
In the second to fifth year	**10,071**	15,227	**1,480**	2,771	**11,551**	17,998
After the fifth year	**3,773**	5,295	**68**	330	**3,841**	5,625
	14,548	21,426	**2,258**	4,152	**16,806**	25,578

The group has entered into agreements with its employees whereby certain leasehold property assets of the group which are located in Hong Kong are leased to these employees. Under the terms of these agreements, substantially all the risks and rewards of ownership of the assets are transferred to the employees. Consequently, these transactions are accounted for as finance leases. The aggregate cost of assets acquired for the purpose of letting under finance leases as at 31st March 2002 is US$18,503,000 (2001: US$26,064,000).

19 Stocks and work in progress

Group	2002 US$'000	2001 US$'000
Raw materials	**30,237**	32,640
Work in progress	**16,933**	21,444
Finished goods	**41,311**	30,883
	88,481	84,967

At 31st March 2002, the carrying amount of stocks and work in progress that are pledged as security for long term bank loans amounted to US$20,509,000 (2001: US$19,139,000).

At 31st March 2002, the carrying amounts of all stocks and work in progress were stated at cost.

20 Trade and other receivables

(a) The group allows an average credit period of 30 to 60 days to its trade customers.

The trade and other receivables included trade receivables balance of US$156,951,000 (2001: US$154,368,000). The ageing analysis of trade receivables was as follows:

Group	2002 US$'000	2001 US$'000
0-60 days	**114,514**	123,273
61-90 days	**31,249**	16,215
Over 90 days	**11,188**	14,880
Total	**156,951**	154,368

(b) Included in trade and other receivables was an advance to the company secretary and the details are as follows:

	31st March 2002 US$'000	31st March 2001 US$'000	Maximum outstanding during year US$'000
Yip Chee Lan	80	96	96

The advance bears interest at 5% per annum and is repayable in fixed monthly instalments of US$1,747 (HK$13,600) commencing October 1991.

(c) At 31st March 2002, trade receivables of US$19,596,000 (2001: US$21,477,000) are pledged as security for long term bank loans.

21 Other investments

Group	2002 US$'000	2001 US$'000
Unlisted investments	**15,855**	11,413
Listed investments, outside Hong Kong	**10,000**	-
Total	**25,855**	11,413

Other investments mainly comprise bonds and floating rate notes.

22 Trade and other payables

The trade and other payables included trade payables balance of US$109,682,000 (2001: US$73,844,000). The ageing analysis of trade payables was as follows:

Group	2002 US$'000	2001 US$'000
0-60 days	**76,172**	51,355
61-90 days	**16,871**	12,010
Over 90 days	**16,639**	10,479
Total	**109,682**	73,844

23 Long term loans

Group	2002 US$'000	2001 US$'000
Loans		
Secured	**6,415**	4,643
Unsecured	**816**	1,826
	7,231	6,469
Current portion of long term loans	**(215)**	(547)
	7,016	5,922

The analysis of the above is as follows :

	2002 US$'000	2001 US$'000
Wholly repayable within five years		
Bank loans	**5,000**	3,000
	5,000	3,000
Not wholly repayable within five years		
Other loans	**2,231**	3,469
	7,231	6,469
Current portion of long term loans	**(215)**	(547)
	7,016	5,922

23 Long term loans *(Cont'd)*

At 31st March 2002, the group's loans were repayable as follows:

	Bank loans		Other loans	
	2002	2001	**2002**	2001
	US$'000	US$'000	**US$'000**	US$'000
Within one year	**-**	-	**215**	547
In the second year	**5,000**	-	**223**	763
In the third to fifth year	**-**	3,000	**1,033**	1,144
After the fifth year	**-**	-	**760**	1,015
	5,000	3,000	**2,231**	3,469

Other loans not wholly repayable within five years are repayable by instalments starting from July 2000 to January 2011. Interest is charged on the outstanding balances at 1.5% to 3.75% per annum (2001: 1.9875% to 7.95% per annum).

24 Other provisions

Group	**Other pension costs US$'000**	**Warranty provision US$'000**	**Sundries US$'000**	**Total US$'000**
At 1st April 2000	8,371	4,629	2,124	15,124
Exchange adjustments	(304)	(168)	(5)	(477)
Provisions	3,745	1,854	74	5,673
Unused amounts reversed	-	(3,860)	-	(3,860)
Utilised	(1,394)	(1,174)	(1,571)	(4,139)
At 1st April 2001	10,418	1,281	622	12,321
Exchange adjustments	(106)	(50)	(1)	(157)
Provisions	2,037	-	-	2,037
Utilised	(2,622)	(151)	(621)	(3,394)
At 31st March 2002	**9,727**	**1,080**	**-**	**10,807**

Analysis of total provisions	**2002 US$'000**	2001 US$'000
Non-current	**10,807**	12,321
Current	**-**	-
	10,807	12,321

A provision of US$1,080,000 (2001: US$1,281,000) has been recognised at the year-end for expected warranty claims based on past experience of the level of repairs and returns.

25 Deferred taxation

Group	2002 US$'000	2001 US$'000
At beginning of year	**(19,828)**	6,581
Acquisition through business combination	**(600)**	-
Exchange adjustments	**173**	524
Transfer to profit and loss account (note 6)	**(4,201)**	(26,933)
At end of year	**(24,456)**	(19,828)
Provided in accounts		
Accelerated depreciation allowances	**16,777**	13,918
Other timing differences	**(41,233)**	(33,746)
	(24,456)	(19,828)
Represented by		
Deferred tax assets	**(34,960)**	(30,752)
Deferred tax liabilities	**10,504**	.10,924
	(24,456)	(19,828)

There are no significant potential deferred tax liabilities for which provision has not been made. Deferred tax has not been provided on the revaluation surplus for investment properties in Hong Kong as this does not constitute a timing difference for deferred taxation purposes.

26 Share capital

	2002 US$'000	2001 US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

27 Reserves

Group	Share premium US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill)/ reserve on consolidation US$'000	Exchange reserve US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2000								
As previously reported	77,855	13,542	38,917	(226,544)	(20,182)	15,499	480,145	379,232
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	-	-	-	33,620	33,620
As restated	77,855	13,542	38,917	(226,544)	(20,182)	15,499	513,765	412,852
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	(5,065)	-	-	(5,065)
Revaluation deficit	-	(2,441)	-	-	-	-	-	(2,441)
Goodwill adjustment on previously acquired subsidiaries	-	-	-	(7,341)	-	-	-	(7,341)
Revaluation surplus realised upon disposal	-	(128)	-	-	-	-	128	-
Retained profit for the year	-	-	-	-	-	-	145,368	145,368
Final dividend paid 99/00	-	-	-	-	-	-	(33,620)	(33,620)
Interim dividend paid 00/01	-	-	-	-	-	-	(14,130)	(14,130)
At 31st March 2001	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	495,623
Final dividend proposed	-	-	-	-	-	-	34,383	34,383
Other	77,855	10,973	38,917	(233,885)	(25,247)	15,499	577,128	461,240
At 31st March 2001	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	495,623
Company and subsidiaries	77,855	10,973	38,917	(233,885)	(25,247)	15,499	613,748	497,860
Jointly controlled entities	-	-	-	-	-	-	(355)	(355)
Associated companies	-	-	-	-	-	-	(1,882)	(1,882)
At 31st March 2001	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	495,623

27 Reserves *(Cont'd)*

Group	Share premium US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill)/ reserve on consolidation US$'000	Exchange reserve US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2001								
As previously reported	77,855	10,973	38,917	(233,885)	(25,247)	15,499	577,128	461,240
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	-	-	-	-	34,383	34,383
As restated	77,855	10,973	38,917	(233,885)	(25,247)	15,499	611,511	495,623
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	(5,910)	-	-	(5,910)
Revaluation deficit	-	(806)	-	-	-	-	-	(806)
Revaluation surplus realised upon disposal	-	(983)	-	-	-	-	-	(983)
Retained profit for the year	-	-	-	-	-	-	110,832	110,832
Final dividend paid 00/01	-	-	-	-	-	-	(34,383)	(34,383)
Interim dividend paid 01/02	-	-	-	-	-	-	(14,130)	(14,130)
At 31st March 2002	77,855	9,184	38,917	(233,885)	(31,157)	15,499	673,830	550,243
Final dividend proposed	-	-	-	-	-	-	34,383	34,383
Other	77,855	9,184	38,917	(233,885)	(31,157)	15,499	639,447	515,860
At 31st March 2002	77,855	9,184	38,917	(233,885)	(31,157)	15,499	673,830	550,243
Company and subsidiaries	77,855	9,184	38,917	(233,885)	(31,157)	15,499	682,785	559,198
Jointly controlled entities	-	-	-	-	-	-	(2,186)	(2,186)
Associated companies	-	-	-	-	-	-	(6,769)	(6,769)
At 31st March 2002	77,855	9,184	38,917	(233,885)	(31,157)	15,499	673,830	550,243

27 Reserves *(Cont'd)*

Company	Share premium US$'000	Contributed surplus US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2000				
As previously reported	77,855	95,273	380,804	553,932
Effect of adopting SSAP 9 (revised) (note 1(q))	-	-	33,620	33,620
As restated	77,855	95,273	414,424	587,552
Retained profit for the year	-	-	23,406	23,406
Dividends	-	-	(47,750)	(47,750)
At 31st March 2001	77,855	95,273	390,080	563,208
Retained profit for the year	-	-	32,293	32,293
Dividends	-	-	(48,513)	(48,513)
At 31st March 2002	77,855	95,273	373,860	546,988
Final dividend proposed	-	-	34,383	34,383
Other	77,855	95,273	339,477	512,605
At 31st March 2002	77,855	95,273	373,860	546,988

Distributable reserves of the company at 31st March 2002 amounted to US$469,133,000 (2001: US$485,353,000).

28 Contingent liabilities

(a)

	Group		Company	
	2002 US$'000	2001 US$'000	**2002 US$'000**	2001 US$'000
Bills discounted	**1,972**	2,527	-	-
Guarantee for credit facilities granted to				
- subsidiaries	-	-	**19,256**	13,898
- a jointly controlled entity	-	3,000	-	3,000
- an associated company	**4,844**	-	-	-
	6,816	5,527	**19,256**	16,898

(b) The company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting US$2,655,000 (2001: US$2,964,000).

28 Contingent liabilities *(Cont'd)*

(c) In August 2001, a claim for damages was made against a subsidiary of the group and several other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving the group's automotive parts manufacturing facility in Columbus, Mississippi, USA which was closed down in November 2001. The group has resisted and will vigorously defend these claims as a result of advice from the group's legal advisers as to its position with respect to these claims. During the year under review, the defendants removed the case from the Lowndes County Circuit Court to the United States District Court (the "Court") for the Northern District of Mississippi, Eastern Division. The plaintiffs filed a motion to remand the case back to county court. However, the Court has not yet rendered a decision on the motion to remand.

The directors consider that the litigation continues to be in its formative stage and are therefore unable at such early stage to predict the final outcome of this litigation.

29 Commitments

(a) CAPITAL COMMITMENTS

Group	2002 US$'000	2001 US$'000
Capital commitments for properties, plant and equipment		
Authorised but not contracted for	**5,617**	6,588
Contracted but not provided for	**7,945**	8,791
	13,562	15,379

The group's share of capital commitments of the joint ventures themselves not included in the above are as follows:

	2002 US$'000	2001 US$'000
Authorised but not contracted for	**444**	659
Contracted but not provided for	**1,104**	1,749
	1,548	2,408

29 Commitments *(Cont'd)*

(b) OPERATING LEASE COMMITMENTS

(i) At 31st March 2002, the group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2002		2001	
	Land and buildings US$'000	**Others US$'000**	Land and buildings US$'000	Others US$'000
Not later than one year	**1,281**	**32**	1,393	30
Later than one year and not later than five years	**3,540**	**16**	4,050	48
Later than five years	**2,481**	**-**	3,253	-
	7,302	48	8,696	78

The 2001 comparative have been restated to conform with the current year presentation in accordance with the revised SSAP 14.

(ii) At 31st March 2002, the group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2002 US$'000	2001 US$'000
Not later than one year	**729**	1,027
Later than one year and not later than five years	**565**	1,281
Later than five years	**1**	2
	1,295	2,310

30 Consolidated cash flow statement

(a) RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2002 US$'000	2001 US$'000
Profit before taxation	**125,936**	136,171
Share of profits less losses of jointly controlled entities / associated companies	**6,718**	2,280
Depreciation charges	**33,534**	35,695
Amortisation of goodwill	**641**	-
Loss on sale of properties, plant and equipment	**3,255**	497
Interest and dividends	**(2,617)**	(3,356)
Gross earnings from investments in finance leases	**(591)**	(1,271)
Net realised and unrealised loss / (gain) on other investments and investment securities	**1,364**	(2,855)
Exchange translation differences	**(889)**	(1,510)
Decrease / (increase) in stocks and work in progress	**3,600**	(13,333)
(Increase) / decrease in trade and other receivables	**(4,905)**	(21,856)
(Decrease) / increase in trade and other payables	**(1,075)**	26,040
Net cash inflow from operating activities	**164,971**	156,502

(b) ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	2002 US$'000	2001 US$'000
Loans		
At beginning of year	**6,469**	5,125
Effect of foreign exchange rate changes	**(43)**	(77)
Net cash inflow from financing	**805**	1,421
At end of year	**7,231**	6,469

30 Consolidated cash flow statement *(Cont'd)*

(c) ACQUISITIONS THROUGH BUSINESS COMBINATIONS

	2002 US$'000	2001 US$'000
Net assets acquired		
Properties, plant and equipment	14,536	-
Deferred tax assets	600	-
Stocks and work in progress	7,114	-
Trade and other receivables	7,152	-
Bank balances and cash	174	-
Trade and other payables	(13,590)	-
	15,986	-
Interest in jointly controlled entities previously accounted for	(3,108)	-
	12,878	-
Goodwill	19,902	-
	32,780	-
Satisfied by		
Cash	30,680	-
Debt assignment	2,100	-
	32,780	-

The subsidiaries acquired during the year contributed US$4,300,000 (2001: Nil) to the group's net operating cash flows. The group did not have any cash flows in respect of the net returns on investments, servicing of finance, taxation or investing activities.

(d) ANALYSIS OF THE NET OUTFLOW IN RESPECT OF THE ACQUISITIONS THROUGH BUSINESS COMBINATIONS

	2002 US$'000	2001 US$'000
Cash consideration	30,680	-
Bank balances and cash acquired	(174)	-
Net cash outflow in respect of the acquisitions through business combinations	30,506	-

31 Approval of accounts

The accounts were approved by the directors on 11th June 2002.

32 Principal subsidiaries, jointly controlled entities and associated companies

The following list contains particulars of subsidiaries, jointly controlled entities and associated companies of the group which in the opinion of the directors, materially affect the results and assets of the group:

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Bernie International Ltd.	Manufacturing and Trading	Malaysia	1 share of US$1 each	-	100%
Bloor Company Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%
Crown Trend Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	-	100%
Deyang Lianzhou Electric Ltd.	Manufacturing	China	US$480,000	-	100%
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%
Gate do Brasil Ltda.	Manufacturing	Brazil	BRL 383,166.66	-	100%
Gate Deutschland GmbH	Manufacturing	Germany	DM100,000	-	100%
Gate Espana Automocion, S.A.	Manufacturing	Spain	PTS25,000,000	-	100%
Gate France S.A.	Manufacturing	France	FRF2,500,000	-	99.98%
Gate S.p.A.	Manufacturing	Italy	5,000,000 shares of ITL 1,000 each	-	100%
Gate U.K. Ltd.	Manufacturing	United Kingdom	GBP50,000	-	100%
Gentlegain Company Inc.	Trading	Liberia	2 shares with no par value issued at US$200	100%	-
Gether Success Ltd.	Investment holding and trading	British Virgin Islands	30,000 shares of US$1 each	100%	-
Guiyang Deguang Electric Co Ltd.	Manufacturing	China	US$200,000	-	100%
Harbour Sky (BVI) Ltd. (formerly known as Harbour Sky (Asia) Ltd.)	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%
Hwa Sun Electric Company Ltd.	Subcontractor	Hong Kong	10,000 shares of HK$1 each	-	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	-	100%
JEA Gate Holdings S.r.l.	Investment holding	Italy	ITL63,400,000	-	100%
JEA Limited	Investment holding	British Virgin Islands	1 share of US$1 each	100%	-
Johnson and Associates Ltd.	Investment holding	Hong Kong	20,000 shares of HK$100 each	-	100%
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	-	100%

32 Principal subsidiaries, jointly controlled entities and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Johnson Electric Consulting, Inc.	Technical services	United States of America	1,000 shares with no par value issued at US$10,000	100%	-
Johnson Electric do Brasil Ltda	Trading	Brazil	BRL 50,000	-	99%
Johnson Electric Engineering GmbH	Research and development and technical support	Germany	500 shares of DM100 each	100%	-
Johnson Electric Engineering Ltd.	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	-
Johnson Electric (France) SAS	Trading	France	1,910 shares of EUR20 each	-	100%
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	-
Johnson Electric Industrial (Thailand) Ltd.	Manufacturing	Thailand	5,700,050 shares of BHT100 each	100%	-
Johnson Electric Intellectual Property Ltd.	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	-
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	-	100%
Johnson Electric S.A.	Research and development	Switzerland	500 shares of SFR1,000 each	-	100%
Johnson Electric (Shanghai) Ltd.	Sales & Marketing	China	US$200,000	-	100%
Johnson Electric (Shenzhen) Co. Ltd.	Manufacturing	China	HK$30,000,000	100%	-
Johnson Electric (Suzhou) Ltd.	Manufacturing	China	US$210,000	-	100%
Johnson Electric Trading Ltd.	Trading	Hong Kong	100,000 shares of HK$1 each	100%	-
Johnson Electric (UK) Ltd.	Trading	United Kingdom	100 shares of GBP1 each	-	100%
Johnson Electric World Trade Ltd.	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	-
Johnson Properties Ltd.	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	-
Main Country Ltd.	Property holding	British Virgin Islands	1 share of US$1 each	-	100%
Manufactura de Motores Argentinos S.r.l.	Manufacturing	Argentina	Peso 3,880,000	-	100%

32 Principal subsidiaries, jointly controlled entities and associated companies (Cont'd)

Name	Principal activities	Place of incorporation and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
SUBSIDIARIES					
Nanjing Hop Keung Industrial Co. Ltd.	Manufacturing	China	US$2,500,000	-	100%
Nison Trading Ltd.	Trading	Malaysia	1 share of US$1 each	-	100%
Sun View Group (Denmark) ApS	Investment holding	Denmark	DKK1,401,000 distributed on shares of DKK1,000 or multiples	-	100%
Sun View Group (Denmark) Holdings ApS	Investment holding	Denmark	DKK1,406,000 distributed on shares of DKK1,000 or multiples	-	100%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	-
Tinkerbelle Investments Ltd.	Investment holding	Hong Kong	100 shares of HK$10 each	-	100%
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	-	100%
Unicorn (France) SAS	Sales and marketing	France	1,910 shares of EUR 20 each	-	100%
Unicorn International Ltd.	Manufacturing and Trading	Malaysia	1 share of US$1 each	100%	-
Vaucluse Industries Ltd.	Manufacturing and Trading	Malaysia	1 share of US$1 each	-	100%
JOINTLY CONTROLLED ENTITIES					
Nidec Johnson Electric (Hong Kong) Ltd.	Investment holding	Hong Kong	11,200,000 shares of US$1 each	51%	-
Nidec Johnson Electric Corporation	Sales and Marketing	Japan	2,000 shares of JPY50,000 each	-	49%
Nidec Johnson Electric (Malaysia) Ltd.	Manufacturing	Malaysia	1 share of US$1 each	-	51%
Shanghai Ri Yong-JEA Gate Electric Co., Ltd.	Manufacturing	China	US$17,000,000	-	50%
ASSOCIATED COMPANIES					
Brushless Technology Motors S.r.l.	Manufacturing	Italy	EUR20,000,000	-	51%*
FG Microdesign S.r.l.	Manufacturing	Italy	ITL100,000,000	-	40%

* *The group has 51% equity interest and 60% interest in voting power. However, 80% of the votes are required for approval of strategic decisions.*

JOHNSON ELECTRIC GROUP
TEN-YEAR SUMMARY

	1993 US$'000	1994 US$'000	1995 US$'000
Consolidated Profit and Loss Account			
Turnover	190,755	194,434	250,667
Profit from consolidated activities	47,698	49,297	47,433
Exceptional item	-	-	-
Profit before taxation	47,698	49,297	47,433
Taxation	(4,913)	(5,649)	(3,731)
Minority interests	-	-	-
Profit attributable to shareholders	42,785	43,648	43,702
Consolidated Balance Sheet			
Intangibles	-	-	-
Properties, plant and equipment	87,844	112,739	164,382
Jointly controlled entities	-	-	-
Associated companies	-	-	-
Investment securities	5,540	10,586	13,520
Investment in finance leases	-	17,374	17,594
Deposit for property acquisition	-	8,256	8,256
Deferred tax assets	-	-	-
Net current assets #	221,057	342,769	338,575
Employment of funds	314,441	491,724	542,327
Share capital	4,919	4,919	4,919
Reserves	270,903	298,206	345,683
Proposed dividends	8,362	8,362	8,362
Shareholders' funds #	284,184	311,487	358,964
Convertible bonds	-	149,514	149,514
Long term loans / other provisions	23,884	23,040	23,910
Deferred tax liabilities	6,373	7,683	9,932
Minority interests	-	-	7
Funds employed	314,441	491,724	542,327
Earnings per share (US cents) *	1.25	1.20	1.20
Dividend per share (US cents)	3.2	3.2	3.2
Shareholders' funds per share (US cents) * #	7.7	8.5	9.8

* Restated to reflect subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.

\# Restated according to revised SSAP 9 to recognise dividend in the accounting period declared.

1996 US$'000	1997 US$'000	1998 US$'000	1999 US$'000	2000 US$'000	2001 US$'000	**2002** **US$'000**
284,151	335,906	362,771	367,557	677,144	790,190	**773,660**
37,666	60,006	88,159	111,207	155,268	136,171	**125,936**
(1,799)	-	-	-	-	-	-
35,867	60,006	88,159	111,207	155,268	136,171	**125,936**
(371)	(3,585)	(7,312)	(5,560)	(19,701)	9,199	**(15,102)**
-	-	-	-	(9)	(2)	**(2)**
35,496	56,421	80,847	105,647	135,558	145,368	**110,832**
-	-	-	-	-	-	**22,583**
213,085	197,351	185,692	180,277	246,724	234,287	**235,031**
-	-	-	-	11,668	19,506	**18,439**
-	-	-	-	9,172	7,361	**3,709**
3,343	3,782	4,793	5,770	7,641	11,136	**9,480**
28,114	31,970	35,038	33,188	27,901	20,522	**13,844**
-	-	-	-	-	-	-
-	-	-	-	5,587	30,752	**34,960**
314,704	213,786	272,967	358,787	139,141	207,156	**246,454**
559,246	446,889	498,490	578,022	447,834	530,720	**584,500**
4,919	4,938	5,925	5,925	5,925	5,925	**5,925**
368,982	412,797	461,522	525,540	379,232	461,240	**515,860**
8,361	9,382	14,814	29,627	33,620	34,383	**34,383**
382,262	427,117	482,261	561,092	418,777	501,548	**556,168**
149,513	-	-	-	-	-	-
14,960	8,000	3,999	3,000	16,884	18,243	**17,823**
12,012	11,772	12,230	13,930	12,168	10,924	**10,504**
499	-	-	-	5	5	**5**
559,246	446,889	498,490	578,022	447,834	530,720	**584,500**
0.98	1.55	2.20	2.88	3.70	3.96	**3.02**
3.2	3.5	4.5	4.5	4.9	1.3	**1.3**
10.4	11.6	13.1	15.3	11.4	13.7	**15.1**

SHAREHOLDER INFORMATION

MARKET PRICE OF JOHNSON ELECTRIC
(STOCK CODE : 179)

The trading market for the shares of Johnson Electric is The Stock Exchange of Hong Kong Limited. The shares have been listed in Hong Kong since July 1984. The tables below set forth, for the calendar quarters indicated, the reported highest and lowest prices of the shares while the graph on the right shows the price trend of the shares.

JOHNSON ELECTRIC'S SHARE PRICE

	1984		1985		1986		1987		1988	
	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$
First Quarter	-	-	3.55	2.63	3.70	2.85	7.15	5.50	6.77	4.73
Second Quarter	-	-	3.30	2.60	4.95	3.60	8.30	6.10	7.59	6.59
Third Quarter	2.85	1.45	3.10	2.10	6.00	4.90	12.80	8.20	7.36	5.45
Fourth Quarter	3.30	2.70	3.00	2.35	6.05	5.20	12.70	4.59	6.23	5.45

	1989		1990		1991		1992		1993	
	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$
First Quarter	7.41	6.23	5.68	4.73	6.77	5.14	12.00	8.90	17.50	15.90
Second Quarter	7.09	4.64	6.18	5.00	8.45	6.82	14.20	10.00	18.60	16.10
Third Quarter	5.18	4.45	7.00	5.09	9.00	7.82	14.90	13.10	21.10	16.10
Fourth Quarter	5.27	4.63	5.14	4.68	9.50	8.25	16.90	13.70	20.40	17.40

	1994		1995		1996		1997		1998	
	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$
First Quarter	24.00	18.20	18.65	14.55	16.90	13.60	23.70	19.60	33.10	19.20
Second Quarter	20.00	17.80	18.10	15.00	17.75	15.70	24.80	18.15	33.90	25.85
Third Quarter	23.40	16.70	16.65	14.70	18.05	16.75	23.90	16.50	35.00	10.40
Fourth Quarter	21.90	17.20	16.25	13.15	22.30	16.70	24.10	16.70	20.20	13.15

	1999		2000		2001		2002	
	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$	Highest HK$	Lowest HK$
First Quarter	22.90	17.70	59.50	46.40	14.40	10.00	11.25	8.25
Second Quarter	33.50	20.60	74.25	48.70	15.90	10.70	-	-
Third Quarter	41.20	30.10	77.00	13.40	11.75	6.45	-	-
Fourth Quarter	60.75	37.20	17.35	10.80	9.25	6.30	-	-

JOHNSON ELECTRIC'S SHARE PRICE TREND, 1984-2002


HK$
20
18
16
14
12
10
8
6
4
2
0
84
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at Peacock Room, 1/F., Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 29th July 2002 at 12:30 p.m.

BOOK CLOSE

The transfer books and the register of members of the Company will be closed from Thursday, 25th July 2002 to Monday, 29th July 2002, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 24th July 2002.

REGISTRAR IN HONG KONG

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

AMERICAN DEPOSITARY RECEIPT (ADR)

Depositary
The Bank of New York
American Depositary Receipts
22nd Floor West, 101 Barclay Street
New York, NY 10286, U.S.A.

Tel : (212) 815-2218
Fax: (212) 571-3050

ADR Information
Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207
Area : Hong Kong

WEBSITE ADDRESS

http://www.johnsonelectric.com

DIVIDEND PER SHARE

Year	Interim Dividend (HK cents)	Date of Payment (DD/MM/YY)	Final Dividend (HK cents)	Date of Payment (DD/MM/YY)	Total Dividend (HK cents)
1985	7.0	28/01/85	13.0	31/07/85	20.0
1986	7.0	28/01/86	13.0	30/07/86	20.0
1987	7.0	22/01/87	13.0	05/08/87	20.0
1988	7.0	20/01/88	13.0	02/08/88	20.0
1989	7.0	23/01/89	13.0	23/08/89	20.0
1990	7.0	18/01/90	13.0	05/09/90	20.0
1991*	7.0	16/01/91	13.0	10/09/91	20.0
1992	7.0	15/01/92	15.0	18/08/92	22.0
1993	8.0	05/01/93	17.0	16/08/93	25.0
1994	8.0	05/01/94	17.0	18/08/94	25.0
1995	8.0	05/01/95	17.0	16/08/95	25.0
1996	8.0	05/01/96	17.0	20/08/96	25.0
1997**	8.0	03/01/97	19.0	15/08/97	27.0
1998	10.0	02/01/98	25.0	13/08/98	35.0
1999#	10.0	05/01/99	25.0	28/07/99	35.0
2000	10.0	05/01/00	28.5	15/08/00	38.5
2001##	3.0	05/01/01	7.3	27/07/01	10.3
2002	3.0	04/01/02	7.3 ***	31/07/02 ***	10.3

* Bonus issue of 1 new share for every 10 shares in issue was made on 30th August 1991.
** Bonus issue of 1 new share for every 5 shares in issue was made on 15th August 1997.
\# Two-for-one share split was made on 12th August 1998.
\## Four-for-one share split was made on 14th August 2000.
*** Subject to approval in the Annual General Meeting on 29th July 2002.



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